
SILICON LABS


10010191

THRIVE > SURVIVE

We are proud of our results; we had a record year despite the challenging market environment. But it's what lies ahead that we are most excited about. We have broken new ground in a number of markets this year. In the following pages we'll show you why we believe we'll continue to thrive in 2010.

SILICON LABORATORIES 2009 ANNUAL REPORT




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SILICON LABS

Silicon Laboratories Inc. is a global leader in the innovation of mixed-signal integrated circuit (IC) technology.

The company applies its renowned design expertise to develop proprietary analog-intensive, mixed-signal ICs that are implemented in CMOS. These products offer significant advantages in performance, size, cost and power consumption over traditional solutions. The company's product portfolio targets a broad range of markets including consumer, communications, computing, industrial and automotive. The company, founded in 1996, has over 1,000 patents issued or pending.

Based in Austin, Texas, Silicon Laboratories' common stock is traded on the NASDAQ® exchange under the ticker symbol "SLAB."

FINANCIAL HIGHLIGHTS

ANNUAL REVENUE
IN MILLIONS



$239
$288
$337
$416
$441
2005
2006
2007
2008
2009

2009 NON-GAAP QUARTERLY FINANCIALS
IN THOUSANDS, EXCEPT PER SHARE DATA

	1Q 2009	2Q 2009	3Q 2009	4Q 2009
REVENUE	$83,701	$104,216	$125,913	$127,190
SEQUENTIAL GROWTH %	(15.7%)	24.5%	20.8%	1.0%
NON-GAAP MEASURES*				
GROSS MARGIN	$51,083	$65,153	$81,410	$83,575
% OF REVENUE	61.0%	62.5%	64.7%	65.7%
OPERATING INCOME	$12,137	$23,577	$37,716	$37,876
% OF REVENUE	14.5%	22.6%	30.0%	29.8%
DILUTED EPS	$0.22	$0.42	$0.67	$1.06

*Please see the supplemental tables provided in this report for a reconciliation of GAAP to non-GAAP results in Appendix I.

Past performance does not guarantee future results. This Annual Report to Shareholders contains forward-looking statements, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section and throughout our 2009 Form 10-K, which is included in this Annual Report.

2009 was a challenging year by any measure. But for Silicon Labs, a strong portfolio of differentiated products, solid financial footing entering the recession and market share with the leaders in our target markets resulted in a record year for the company.



I am pleased to report we preserved our human capital, the momentum of our business and protected our financial health. We achieved record revenue, record gross margin, record operating margin and record earnings.

SECULAR GROWTH

For many in our industry, the weakest demand environment in recent memory exposed business model weaknesses, separating secular vs. cyclical growth. Secular growth companies are able to expand their business consistently over a multi-year period, regardless of market transitions or cycles in the industry.

This is accomplished through sustained investment in innovative products that make a meaningful difference to customers and therefore command value. These products are hard to duplicate and protected by patents, extending life cycles. Continuous product cost reductions ensure the business is well fortified against competitive pricing environments. A discipline around gross margin ensures new products are built from the ground up to maintain the company's margin model. A corporate-wide view of new product ideas and a centralized prioritization process ensures that the constant stream of new products creates cross-selling synergies, maximizes penetration of our customers and most importantly, expands our served market over time.

INCREASING MARKET SHARE

In 2009, we had record revenue in our audio, video, MCU, power, timing and wireless products. Even in the face of decelerating end markets, these products continued to gain share against the competition.

Our broadcast business led the charge, growing in the double-digits year over year. Our audio business in handsets and consumer devices grew strongly. We added design wins at tier one customers and now supply all of the leaders in the handset and consumer audio markets. In our video business, we began shipping our video demodulator in volume in European TVs creating a new revenue stream, and our revolutionary silicon tuner started winning designs with top TV makers.

Our timing business, made up of an innovative family of programmable clocks and oscillators, grew in the double-digits again for the year as we increased our penetration at leading communications equipment providers. These products, which fundamentally change the way timing sub-systems are designed, dramatically simplify design, enable a single chip to replace multiple devices, improve reliability and eliminate supply chain headaches. We believe timing represents one of our most exciting long-term growth areas.

SLAB ↑6% > INDUSTRY 10-12% ↓ | ↑CASH TO $435 MILLION | 64% GROSS MARGIN


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Our MCU products recovered nicely in the second half and ended the year slightly up, an indication of the market share gains we achieved given the double-digit declines faced by competitors. This continues to be a strategic area for us, and we are entering 2010 with significant momentum in terms of design wins and new products.

MORE ON THE HORIZON

One of the most exciting things about Silicon Labs is that we're never content with the status quo. We are constantly working to achieve a greater level of commercial success, and we are highly motivated to deliver disruptive new products that solve our customers' problems in unique ways, allowing us to gain market leading share.

We broke new ground in a number of markets this year. We introduced the first silicon tuner for televisions that exceeds the performance of the existing discrete, non-silicon solutions. This is a milestone that players in the industry have been working on for more than a decade. We'll have TVs shipping with our new solution in early 2010.

We paired our innovative short-range wireless transceiver technology and our low power MCUs to deliver the most reliable, energy efficient utility metering solution for gas, water and heat meters being upgraded as part of Smart Energy initiatives worldwide.

We introduced digital isolation technology that replaces the need for non-silicon optical based solutions, significantly improving reliability, longevity and performance compared to the conventional way of achieving isolation in electronic systems.

And we ended the year with the announcement of a significant innovation for human interface applications, delivering highly sensitive, low power touch and proximity sense solutions ideal for any electronic device attempting to interact with users through a more sophisticated interface.

Silicon Labs is a one of a kind story in the semiconductor industry. 2009 gave us an opportunity to demonstrate the power of our business model, the strength of our products and the discipline of our management team. With a healthier outlook for the industry in 2010, we are looking forward to another strong year of growth and market share gains.

Necip Sayiner
President and CEO

MODEL OPERATING INCOME FOR FULL YEAR | INTRODUCED RECORD # NEW PRODUCTS | BROAD-BASED BUSINESS ↑20%

OUR SILICON TV TUNER'S PERFORMANCE IS GREATER THAN TRADITIONAL DISCRETE TV TUNERS

TV makers are working to break the 1" barrier—only a silicon tuner is thin enough to enable that new milestone.

One of the most significant mixed-signal challenges in consumer electronics is the RF front end for televisions, which acts as the primary agent for channel reception and impacts picture quality. For decades, TV makers have relied on tuners that are made of hundreds of discrete components, many of which are tuned by hand. They have tolerated the complexity and hefty real estate requirements of these solutions because they meet their stringent performance requirements. However, with the industry moving to slimmer and slimmer form factors, and the ever present need to reduce the cost and complexity of the TV system, semiconductor makers have attempted to displace this discrete tuner with a silicon solution.

Silicon Labs' Si2170, a complete, globally-compliant hybrid TV tuner with analog TV demodulator in a single CMOS IC, is the first silicon tuner to deliver improved performance, size and cost compared to traditional tuner solutions. Leveraging Silicon Labs' patented technology, the Si2170 delivers unmatched sensitivity and selectivity, enabling TV makers to improve picture quality and reception for both analog and digital broadcasts. The high level of integration eliminates over 100 discrete components, enabling simpler design, lower manufacturing costs, higher production yields and improved reliability for integrated digital televisions (iDTVs), set-top boxes and PC TV applications.

Targeting a $400 million market, Silicon Labs' TV tuner and road map of video products represent a significant new growth opportunity for the company.



Si2170 HYBRID TV TUNER

- Dramatically reduces total number of components
- Significantly reduces module thickness and cost
- Exceeds the performance of traditional discrete tuner implementations







COMPETITOR SOLUTION Si2170

IT TAKES COMPETITORS TWO SIDES OF THE BOARD TO DO WHAT WE DO

- Best-in-class real-world reception
- Delivers superior picture quality
- A higher number of received stations in real-world reception conditions

BETTER RECEPTION

HIGHER PICTURE QUALITY

ULTRA SLIM FORM FACTOR

VIDEO REPRESENTS A
$400 MILLION
GROWTH OPPORTUNITY FOR US

WE HAVE ELIMINATED
100 DISCRETE COMPONENTS
RESULTING IN SIMPLER
DESIGNS, LOWER
MANUFACTURING COSTS AND
HIGHER PRODUCTION YIELDS

BREAKING THE
1" BARRIER

THE SMALL FOOTPRINT OF
THE Si2170 ALSO HELPS TO ENABLE
THE NEXT GENERATION
OF ULTRA-SLIM FLAT PANEL TVs

SMART ENERGY IS GREATER THAN TODAY'S INEFFICIENT ENERGY GRID

Home automation and the utility markets will reach an inflection point in 2010 as governments globally invest in Smart Energy and related initiatives. Silicon Labs is leveraging its wealth of patented mixed-signal technologies to help enable the next wave of smart home and smart grid innovations.

The idea of using technology and intelligent systems to more efficiently use energy began with a relatively simple idea. If you add a communications link into a traditional metering device, you have the ability to remotely access the data that the meter has collected. Through this enhancement an explosion of applications and innovations is transforming the way energy is measured, priced and consumed.

Utilities today are implementing two-way networks which allow individuals and businesses to make more efficient use of the energy they consume through in-home energy displays, thermostats and load controllers. Operators enjoy the benefits of improved reliability and dynamic billing capability.

These new intelligent devices require sophisticated mixed-signal ICs. Silicon Labs' EZRadioPRO® wireless transceivers and ultra low power MCUs offer an unparalleled combination of sensitivity, reliability and efficiency to meet the demands of intelligent metering. Our solution enables battery life of more than a decade (up to 20 years), further range and reliability of wireless data reception, and more intelligence to capture, compute and communicate information in the system.

We view the global market for smart meters as a strategic new growth area for Silicon Labs.


SILICON LABS
EZRadioPRO®

EZRadioPRO® TRANSCEIVER

- Unparalleled combination of sensitivity, reliability and efficiency
- Meets the demands of intelligent metering

$19.5 BILLION OF SMART METERS ARE PROJECTED TO BE DEPLOYED WORLDWIDE BETWEEN 2012 AND 2015

5% CURRENT WORLDWIDE PENETRATION EXPECTED TO GROW TO DOUBLE DIGITS



Smart meters allow better use of alternative energy sources such as solar panels and wind energy.



More efficiency in the grid results in less energy usage—directly impacting the environment.



2-way communication via reliable wireless links allows utilities and users to easily access usage data.



Governments all over the world are investing billions of dollars on energy independence initiatives making modernization of the energy grid a priority. A more intelligent energy grid can dramatically reduce energy consumption resulting in significant cost savings.


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15–20 year battery life sustains gas and water meters longer, reducing maintenance.



Real time feedback helps customers see their household power consumption at a glance.



A smart grid can help home owners manage their energy consumption.

A WAVE OF THE HAND IS GREATER THAN THE PUSH OF A BUTTON

One of the most significant trends in electronics is the replacement of traditional buttons, keys and sliders by human interface technology enabling users to interact with devices through a simple touch or gesture.

Increasingly, sophisticated sensing technology is being added to everything from consumer devices to industrial equipment. This over $1 billion opportunity includes portable displays, handsets, small appliances, residential light controls, thermostat controls, home security panels, set-top boxes and commercial point-of-sale interfaces, kiosks, dispensers, interactive toys, personal navigation devices, portable gaming systems and many other electronics products.

The use of advanced human interface functionality introduces challenges into equipment design, creating power and performance tradeoffs and introducing a higher level of software complexity. These are challenges directly aligned with Silicon Labs core competency. Our new QuickSense™ portfolio of highly accurate and fast-response touch, proximity and ambient light sense devices announced in 2009 offers a more flexible, better performing and lower power alternative to existing sensing solutions. Silicon Labs' QuickSense family leverages proven, patented and patent-pending technologies and a straightforward design environment to provide developers with a single source for human interface technology.

The QuickSense portfolio is designed to spark fresh innovation in human interfaces for our customers and is expected to become a significant product line for Silicon Labs.


QuickSense Front Panel Demo
CAPACITIVE PROXIMITY
INFRARED PROXIMITY
SILICON LABS
www.silabs.com

TOUCH-LESS INTERFACE

- Silicon Labs patented technology enables users to interact with electronics with a simple gesture
- This touch-less interface enables entirely new form factors and usage models for common electronics











UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 2, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-29823

SILICON LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	**74-2793174**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 West Cesar Chavez, Austin, Texas	**78701**
(Address of principal executive offices)	(Zip Code)

(512) 416-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $0.0001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (July 2, 2009) was $1,565,624,619 (assuming, for this purpose, that only directors and officers are deemed affiliates).

There were 45,929,347 shares of the registrant's common stock issued and outstanding as of January 31, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.



[This Page Intentionally Left Blank]

Table of Contents

			Page Number
Part I			
	Item 1.	Business	2
	Item 1A.	Risk Factors	13
	Item 1B.	Unresolved Staff Comments	26
	Item 2.	Properties	26
	Item 3.	Legal Proceedings	26
	Item 4.	Submission of Matters to a Vote of Security Holders	27
Part II			
	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	28
	Item 6.	Selected Financial Data	31
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
	Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	46
	Item 8.	Financial Statements and Supplementary Data	47
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
	Item 9A.	Controls and Procedures	47
	Item 9B.	Other Information	47
Part III			
	Item 10.	Directors, Executive Officers and Corporate Governance	48
	Item 11.	Executive Compensation	51
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	51
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	51
	Item 14.	Principal Accounting Fees and Services	51
Part IV			
	Item 15.	Exhibits and Financial Statement Schedules	52

Cautionary Statement

Except for the historical financial information contained herein, the matters discussed in this report on Form 10-K (as well as documents incorporated herein by reference) may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include declarations regarding the intent, belief or current expectations of Silicon Laboratories Inc. and its management and may be signified by the words "expects," "anticipates," "intends," "believes" or similar language. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors" and elsewhere in this report. Silicon Laboratories disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. Business

General

Silicon Laboratories Inc. designs and develops proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in a broad range of applications in a variety of markets, including communications, consumer, industrial, automotive, medical and power management.

Our world-class, mixed-signal ICs use standard complementary metal oxide semiconductor (CMOS) technology to dramatically reduce the cost, size and system power requirements of devices that our customers sell to their end-user customers. Our expertise in analog-intensive, mixed-signal IC design in CMOS allows us to develop new and innovative products that are highly integrated, simplifying our customers' designs and improving their time-to-market.

Industry Background

Communications, computing and consumer electronics continue to drive semiconductor consumption. Growth in these markets has been driven primarily by the increasing pervasiveness of Internet usage, development of new communications technologies and the availability of improved communication services at lower costs over high-speed, highly reliable networks. This demand has fueled tremendous growth in the number of electronic devices. Demand for functionality in mobile, handheld devices such as mobile phones, portable media players and personal navigation devices, has increased as manufacturers attempt to further differentiate their products. Consumer and enterprise demand for Internet connectivity, the availability of alternative telephony services and the transition to digital video are also key trends driving demand for innovative, mixed-signal ICs.

All of these applications are characterized by an intersection between the analog world we live in and the digital world of computing, and therefore require analog-intensive, mixed-signal circuits. Traditional mixed-signal designs relied upon solutions built with numerous, complex discrete analog and digital components. While these traditional designs provide the required functionality, they are often inefficient and inadequate for use in markets where size, cost, power consumption and performance are increasingly important product differentiators. In order to improve their competitive position, electronics manufacturers need to reduce the cost and complexity of their systems and enable new features or functionality to differentiate themselves from their competitors.

Simultaneously, these manufacturers face accelerating time-to-market demands and must be able to rapidly adapt to evolving industry standards and new technologies. Because analog-intensive, mixed-signal IC design expertise is difficult to find, these manufacturers increasingly are turning to third parties, like us, to provide advanced mixed-signal solutions. Mixed-signal design requires specific expertise and relies on creative, experienced engineers to deliver solutions that optimize speed, power and performance despite the noisy digital environment and within the constraints of standard manufacturing processes. The development of this design expertise typically requires years of practical analog design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply.

Many third-party IC providers lack sufficient analog expertise to develop compelling mixed-signal ICs. As a result, manufacturers of electronic devices value third-party providers that can supply them with mixed-signal ICs with greater functionality, smaller size and lower power requirements at a reduced cost and shorter time-to-market.

Products

We provide analog-intensive, mixed-signal ICs for use in a variety of electronic products in a broad range of applications including portable devices, satellite set top boxes, AM/FM radios and other consumer electronics, networking equipment, test and measurement equipment, industrial monitoring and control, central office telephone equipment and customer premises equipment. Our products integrate complex mixed-signal functions that are frequently performed by numerous discrete components in competitive products into single chips or chipsets. By doing so, we are able to create products that when compared to many competing products:

- Require less board space;
- Reduce the use of external components lowering the system cost and simplifying design;
- Offer superior performance improving our customers' end products;
- Provide increased reliability and manufacturability, improving customer yields; and/or
- Reduce system power requirements enabling smaller form factors and/or longer battery life.

We group our products into the following categories:

- Broadcast products, which include our broadcast radio receivers and transmitters, video tuners and demodulators, satellite set-top box receivers and satellite radio tuners;
- Access products, which include our ISOmodem® embedded modems, Voice over IP (VoIP) products, such as our ProSLIC® subscriber line interface circuits and voice direct access arrangement (DAA), and our Power over Ethernet devices;
- Broad-based products, which include 8-bit microcontroller products, timing products (including clocks, precision clock & data recovery ICs and oscillators), short-range wireless transceivers, isolators, current sensors and our QuickSense™ portfolio of touch, proximity and ambient light sensing devices; and
- Mature products, which include our silicon DAA for PC modems, DSL analog front end ICs, optical physical layer transceivers and RF Synthesizers.

The following table summarizes the diverse product areas and applications for the various ICs that we have introduced to customers:

Product Areas and Description	Applications
Broadcast Products	
Broadcast Radio Receivers and Transmitters Our FM and AM receivers deliver the entire tuner from antenna input to audio output in a single chip. Ideal for portable audio applications, the broadcast audio products are based on an innovative digital architecture that enables significant improvements in performance, which translates to a better consumer experience, while reducing system cost and board space for our customers. The AM/FM receivers enable AM and/or FM radio in virtually any device and the transmitters allow customers to cost effectively add wireless AM/FM audio playback capability to any portable media device.	• Mobile phones • Stand-alone AM/FM radios • Personal computers • Portable audio devices • MP3/digital media players • Navigation/GPS devices • Satellite radios • Home stereos • Automotive infotainment systems

Product Areas and Description	Applications
Video tuners and demodulators Our complete, globally-compliant hybrid TV tuner with analog TV demodulator in a single CMOS IC leverages our proven digital low-IF architecture and exceeds the performance of traditional discrete TV tuners, enabling TV makers to deliver improved picture quality and better reception for both analog and digital broadcasts. Our small, low power and high performance digital video demodulators support DVB-T, DVB-C and fixed reception DVB-H in a single chip and are ideal for equipment receiving digital terrestrial and/or cable services.	• Integrated digital televisions (iDTV) • Free-to-Air (FtA) or pay-TV set-top box receivers • PC-TV applications • DVD/HDD personal video recorders
Access Products	
ISOmodem Embedded Modems The ISOmodem embedded modems leverage innovative silicon DAA technology and a digital signal processor to deliver a globally compliant, very small analog modem for embedded applications like set-top boxes, Personal Video Recorders (PVRs) and fax capability in multi-function printers.	• Set-top and digital cable boxes • Industrial monitoring • Postage meters • Security systems • Remote medical monitoring • Gaming consoles • PVRs • Point of sale (POS) terminals • Fax machines and multi-function printers
ProSLIC Subscriber Line Interface Circuits Our ProSLIC provides the analog subscriber line interface on the source end of the telephone which generates dial tone, busy tone, caller ID and ring signal. Our ProSLIC product family has offerings for short-haul applications suitable for the customer premises as well as long-haul applications suitable for the traditional telephone company central office.	• Wireless local loop providing remote access for a wireline system • Voice over broadband modems and terminal adapters • VoIP residential gateways • PBXs • Wired long loop and central office systems
Voice Direct Access Arrangement Our DAA provides electrical isolation to guard against power surges in the telephone line, while the codec provides analog-to-digital and digital-to-analog conversion. In a voice over DSL application, our voice DAA also enables emergency backup telephone service in the event the data network goes down.	• PBXs and IP telephony products

Product Areas and Description	Applications
Power over Ethernet Our Power over Ethernet (PoE) Power Source Equipment and Powered Device ICs offer highly differentiated solutions with a reduced total bill of materials (BOM) cost and improved performance and reliability. Our solutions also offer an integration level that enables functionality not available with competing solutions. These devices are still in the early stages of customer adoption.	• Wireless access points (WAP) • VoIP phones • Radio frequency identification (RFID) tag readers • POS terminals • Networking routers and switches • Security systems • Cameras
Broad-based Products	
Microcontrollers Our C8051F family of 8-bit mixed-signal microcontrollers integrates intelligent data capture in the form of high-resolution data converters, a traditional MCU computing function, flash memory and a highly programmable set of communication interfaces in a single system on a chip. The combination of configurable high-performance analog, up to 100 Million Instructions Per Second (MIPS), 8051 core and in-system field programmability provides the user with design flexibility, improved time-to-market, superior system performance and greater end product differentiation. These products are designed for use in a large variety of end-markets, including the automotive, communications, consumer, industrial, medical and power management markets.	• Industrial automation and control • Automotive sensors and controls • Medical instrumentation • Electronic test and measurement equipment • Consumer electronics • Computer peripherals • White goods
Precision Clock Integrated Circuits Our precision clock product family includes various products ranging from general purpose clock multiplier products up to high performance multi-port, redundant, multiple frequency range clock multipliers and regenerators. Our Any-Rate Precision Clock product family offers the additional flexibility of generating any output frequency from any input frequency with 0.3 picosecond jitter performance. Leveraging our DSPLL® technology to offer frequency agile, extremely low jitter clock products, these devices replace traditional solutions implemented using expensive, bulky modules, numerous crystal sources, complicated discrete circuitry requiring numerous components, or hybrid IC/discrete solutions that offer limited functionality.	• Next-generation networking equipment • Telecommunications • Wireless base stations • Test and measurement equipment • HDTV video • High-speed data acquisition • SONET/SDH line cards
Oscillators Our families of oscillators (XOs) and voltage-controlled oscillators (VCXOs) for applications up to 1.4 GHz include the industry's first quad frequency XO and VCXO devices. Leveraging our patented DSPLL technology, both families are easy to design in and provide superior reliability, manufacturability and performance.	• Networking equipment • Base stations • Test and measurement equipment • Storage area networks • Video systems

Product Areas and Description	Applications
EZRadio® Short-Range Wireless Transceivers Our EZRadio family of fully integrated, low power, low data rate and low cost short range wireless ICs are designed to meet the needs of customers developing applications requiring a secure, point to point transmission such as industrial monitoring and control.	• Remote keyless entry • Home security monitors • Automated Meter Readers • Remote controls
Isolators Our digital isolator product family leverages an innovative technology to enable up to four channels of isolation in a single device, simplifying design and reducing system cost. These products are still in the early stages of customer adoption.	• Switch mode power supplies • Isolated analog data acquisition • Industrial networking • Motor control
Current Sensors Our low-loss, high-accuracy alternating current sensor family measures up to 20 amps of current for control and protection in power systems. Our current sensors integrate the functional equivalent of a current transformer circuit into a tiny package, including the current transformer, blocking diode, burden resistor and output RC filter, thereby decreasing board space and reducing enclosure volume requirements. These products are still in the early stages of customer adoption.	• AC-DC switching power supplies • Isolated DC-DC supplies • Motor control • Electronic ballasts for lighting

Mature Products

Our silicon DAA for PC modems provides the functionality of both a direct access arrangement and a codec in a single chipset. Our DSL Analog Front End (AFE) is designed to provide the connectivity functions for business or residential asymmetric digital subscriber line (ADSL) connection at the user end in customer premises equipment.

During fiscal 2009, 2008 and 2007, sales of our mixed-signal products accounted for substantially all of our revenue.

Divestiture

In March 2007, we sold our Aero® transceiver, AeroFONE™ single-chip phone and power amplifier product lines (the "Aero product lines") to NXP B.V. and NXP Semiconductors France SAS (collectively "NXP"). These products represented about one third of our quarterly revenue at the time of the divestiture. We intend to selectively compete in wireless applications and have retained a substantial portion of our core RF intellectual property.

Customers, Sales and Marketing

We market our products through our direct sales force and through a network of independent sales representatives and distributors. Direct and distributor customers buy on an individual purchase order basis, rather than pursuant to long-term agreements.

We consider our customer to be the end customer purchasing either directly from a distributor, a contract manufacturer or us. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer.

Two of our distributors, Edom Technology and Avnet, represented 27% and 10% of our revenues during fiscal 2009. Distributors are not considered end customers, but rather serve as a sales channel to our end customers. No other distributor accounted for 10% or more of revenues for fiscal 2009.

During fiscal 2009, our ten largest end customers accounted for 43% of our revenues. We had one end customer, Samsung, whose purchases across a variety of product areas represented 16% of our total revenues during fiscal 2009. No other single end customer accounted for more than 10% of our revenues during this period. Our major customers include 2Wire, Apple, Huawei, LG Electronics, Nokia, Philips, Samsung, Sony Ericsson, Thomson and Varian Medical Systems.

We maintain numerous sales offices in North America, Europe and Asia. Revenue is attributed to a geographic area based on the end customer's shipped-to location. The percentage of our revenues to customers located outside of the United States was 88% in fiscal 2009. For further information regarding our revenues and long-lived assets by geographic area, see Note 17, *Segment Information*, to the Consolidated Financial Statements for additional information.

Our direct sales force includes regional sales managers in the field and area business managers to further support customer communications. We also utilize independent sales representatives and distributors to generate sales of our products. We have relationships with many independent sales representatives and distributors worldwide whom we have selected based on their understanding of the mixed-signal IC marketplace and their ability to provide effective field sales applications support for our products.

Our marketing efforts are targeted at both identified industry leaders and emerging market participants. Direct marketing activities are supplemented by a focused marketing communications effort that seeks to raise awareness of our company and products. Our public relations efforts are focused on leading trade and business publications. Our external website is used to deliver corporate information and product information. We also pursue targeted advertising in key trade publications and we have a cooperative marketing program that allows our distributors and representatives to promote our products to their local markets in conjunction with their own advertising activities. Finally we maintain a presence at strategic trade shows and industry events. These activities, in combination with direct sales activities, help drive demand for our products.

Due to the complex and innovative nature of our ICs, we employ experienced applications engineers who work closely with customers to support the design-win process, and can significantly accelerate the customer's time required to bring a product to market. A design-win occurs when a customer has designed our ICs into its product architecture. A considerable amount of effort to assist the customer in incorporating our ICs into its products is typically required prior to any sale. In many cases, our innovative ICs require significantly different implementations than existing approaches and, therefore, successful implementations may require extensive communication with potential customers. The amount of time required to achieve a design-win can vary substantially depending on a customer's development cycle, which can be relatively short (such as three months) or very long (such as two years) based on a wide variety of customer factors. Not all design wins ultimately result in revenue. However, once a completed design architecture has been implemented and produced in high volumes, our customers are reluctant to significantly alter their designs due to this extensive design-win process. We believe this process, coupled with our intellectual property protection, promotes relatively longer product life cycles for our ICs and high barriers to entry for competitive products, even if such competing products are offered at lower prices. Finally, our close collaboration with our customers provides us with knowledge of derivative product ideas or completely new product line offerings that may not otherwise arise in other new product discussions.

Research and Development

Through our research and development efforts, we apply our experienced analog and mixed-signal engineering talent and expertise to create new ICs that integrate functions typically performed inefficiently by multiple discrete components. This integration generally results in lower costs, smaller die sizes, lower power demands and enhanced price/performance characteristics. We attempt to reuse successful techniques for integration in new applications where similar benefits can be realized. We believe that reliable and precise analog and mixed-signal ICs can only be developed by teams of engineers that coordinate their efforts under the direction of senior engineers who have significant analog experience and are familiar with the intricacies of designing these ICs for commercial volume production. The development of test methodologies is a critical activity in releasing a new product for commercial success. We believe that we have attracted some of the best engineers in our industry.

Research and development expenses were $104.4 million, $101.2 million and $89.3 million in fiscal 2009, 2008 and 2007, respectively.

Technology

Our product development process facilitates the design of highly-innovative, analog-intensive, mixed-signal ICs. Our engineers' deep knowledge of existing and emerging standards and performance requirements help us to assess the technical feasibility of a particular IC. We target areas where we can provide compelling product improvements. Once we have solved the primary challenges, our field application engineers continue to work closely with our customers' design teams to maintain and develop an understanding of our customers' needs, allowing us to formulate derivative products and refined features.

In providing mixed-signal ICs for our customers, we believe our key competitive advantages are:

- Analog design expertise in CMOS;
- Digital signal processing design expertise;
- Microcontroller and system on a chip design expertise; and
- Our broad understanding of systems technology and trends.

To fully capitalize on these advantages, we have assembled a world-class development team with exceptional analog and mixed-signal design expertise led by accomplished senior engineers.

Analog Design Expertise in CMOS

We believe that our most significant core competency is world-class analog design capability. Additionally, we strive to design substantially all of our ICs in standard CMOS processes. There are several modern process technologies for manufacturing semiconductors including CMOS, Bipolar, BiCMOS, silicon germanium and gallium arsenide. While it is significantly more difficult to design analog ICs in CMOS, CMOS provides multiple benefits versus existing alternatives, including significantly reduced cost, reduced technology risk and greater worldwide foundry capacity. CMOS is the most commonly used process technology for manufacturing digital ICs and as a result is most likely to be used for the manufacturing of ICs with finer line geometries. These finer line geometries can enable smaller and faster ICs. By designing our ICs in CMOS, we enable our products to benefit from this trend towards finer line geometries, which allows us to integrate more digital functionality into our mixed-signal ICs.

Designing analog and mixed-signal ICs is significantly more complicated than designing stand alone digital ICs. While advanced software tools exist to help automate digital IC design, there are far fewer tools for advanced analog and mixed-signal IC design. In many cases, our analog circuit design efforts begin at the fundamental transistor level. We believe that we have a demonstrated ability to design the most difficult analog and RF circuits using standard CMOS technologies. For example, our ProSLIC product family integrates subscriber line interface circuit (SLIC), codec and battery generation functionality into a single low-voltage CMOS IC.

Digital Signal Processing Design Expertise

We consider the partitioning of a circuit's functionality to be a proprietary and creative design technique. Our digital signal processing design expertise maximizes the price/performance characteristics of both the analog and digital functions and allows our ICs to work in an optimized manner to accomplish particular tasks. Generally, we surround core analog circuitry with digital CMOS transistors, which allow our ICs to perform the required analog functions with increased digital capabilities. For example, our broadcast audio products use a proven digital low-IF receiver and transmitter architecture to deliver superior RF performance and interference rejection compared to traditional, analog-only approaches. Digital signal processing is utilized to optimize sound quality under varying signal conditions, enabling a better consumer experience.

Microcontroller and System on a Chip Design Expertise

We have expanded our system on a chip expertise to include the talent and circuit integration methodologies required to combine precision analog, high-speed digital, flash memory and in-system programmability into a single, monolithic CMOS integrated circuit. Our microcontroller products are designed to capture an external analog signal, convert it to a digital signal, compute digital functions on the stream of data and then communicate the results through a standard digital interface. The ability to develop standard products with the broadest possible customer application base while being cost efficient with the silicon area of the monolithic CMOS integrated circuit requires a keen sense of customer value and engineering capabilities. Additionally, to manage the wide variety of signals on a monolithic piece of silicon including electrical noise, harmonics and other electronic distortions requires a fundamental knowledge of device physics and accumulated design expertise.

Understanding of Systems Technology and Trends

Our focused expertise in mixed-signal ICs is the result of the breadth of engineering talent we have assembled with experience working in analog-intensive CMOS design for a wide variety of applications. This expertise, which we consider a competitive advantage, is the foundation of our in-depth understanding of the technology and trends that impact electronic systems and markets. Our expertise includes:

- Isolation, which is critical for existing and emerging telecom networks;
- Frequency synthesis, which is core technology for wireless and clocking applications;
- Integration, which enables third-party software with our ICs to create combined solutions; and
- Signal processing and precision analog, which forms the heart of consumer, industrial, medical and automotive electronics applications.

Our understanding of the role of analog/digital interfaces within electronic systems, standards evolution, and end market drivers enables us to identify product development opportunities and capitalize on market trends.

Manufacturing

As a fabless IC manufacturer, we conduct IC design and development in our facilities and electronically transfer our proprietary IC designs to third-party semiconductor fabricators who process silicon wafers to produce the ICs that we design. Our IC designs typically use industry-standard CMOS manufacturing process technology to achieve a level of performance normally associated with more expensive special-purpose IC fabrication technology. We believe the use of CMOS technology facilitates the rapid production of our ICs within a lower cost framework. Our IC production employs submicron process geometries which are readily available from leading foundry suppliers worldwide, thus increasing the likelihood that manufacturing capacity will be available throughout our products' life cycles. We currently partner principally with Taiwan Semiconductor Manufacturing Co. (TSMC) or its affiliates to manufacture our semiconductor wafers. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on design, development and marketing of our ICs.

Once the silicon wafers have been produced, they are shipped directly to our third-party assembly subcontractors. The assembled ICs are then moved to the final testing stage. This operation can be performed by the same contractor that assembled the IC, other third-party test subcontractors or within our internal facilities prior to shipping to our customers. During fiscal 2009, the vast majority of our units shipped were tested by offshore third-party test subcontractors. We expect that our utilization of offshore third-party test subcontractors will remain at about this level during fiscal 2010.

Backlog

As of January 2, 2010, our backlog was approximately $74.2 million, compared to approximately $45.8 million as of January 3, 2009. We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. We only include orders with an expected shipping date from us within six months. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Shipments to distributors are not recognized as revenue until the products are sold by the distributors. Additionally, our arrangements with distributors typically provide for price protection and stock rotation activities. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

Competition

The markets for semiconductors generally, and for analog and mixed-signal ICs in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We believe the principal competitive factors in our industry are:

- Product size;
- Level of integration;
- Product capabilities;
- Reliability;
- Price;
- Performance;
- Power requirement;
- Customer support;
- Reputation;
- Ability to rapidly introduce new products to market; and
- Intellectual property.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, achieve high performance specifications at lower price points than competitive products and are manufactured in standard CMOS which generally enables us to supply them on a relatively rapid basis to customers to meet their product introduction schedules. However, disadvantages we face include our relatively short operating history in certain of our markets and the need for customers to redesign their products and modify their software to implement our ICs in their products.

As we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Analog Devices, Atmel, Broadcom, Conexant, Cypress, Epson, Freescale, IDT, Lantiq, LSI, Maxim Integrated Products, Microchip, NXP Semiconductors, Renesas, Sony Semiconductor, ST-Ericsson, STMicroelectronics, Texas Instruments, Vectron International, Zarlink Semiconductor and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors and start-up semiconductor design companies. Our competitors may also offer bundled solutions offering a more complete product, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. As the markets for electronic products grow, we also may face competition from traditional electronic device companies. These companies may enter the mixed-signal semiconductor market by introducing their own products, including components within their products that would eliminate the need for our ICs, or by entering into strategic relationships with or acquiring other existing IC providers.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of January 2, 2010, we had approximately 900 issued or pending United States patents in the IC field. We also frequently file for patent protection in a variety of international jurisdictions with respect to the proprietary technology covered by our U.S. patents and patent applications. There can be no assurance that patents will ever be issued with respect to these applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future.

We claim copyright protection for proprietary documentation for our products. We have filed for registration, or are in the process of filing for registration, the visual images of certain ICs with the U.S. Copyright Office. We have registered the "Silicon Labs" logo and a variety of other product and product family names as trademarks in the United States and selected foreign jurisdictions. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures. We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise and ability to introduce new products in a timely manner will be an important factor in maintaining our competitive position.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could materially adversely affect us. For further information regarding patent litigation, please see *Part I, Item 3. Legal Proceedings*.

Our licenses include industry standard licenses with our vendors, such as wafer fabrication tool libraries, third party core libraries, computer-aided design applications and business software applications.

Employees

As of January 2, 2010, we employed 736 people. Our success depends on the continued service of our key technical and senior management personnel and on our ability to continue to attract, retain and motivate highly skilled analog and mixed-signal engineers. The competition for such personnel is intense. We have never had a work stoppage and none of our U.S. employees are represented by a labor organization. We consider our employee relations to be good.

Environmental Regulation

Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in the semiconductor industry. Our compliance with these laws and regulations has not had a material impact on our financial position or results of operations.

Available Information

Our website address is *www.silabs.com*. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our internet website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Risks Related to our Business

We may not be able to maintain our historical growth and may experience significant period-to-period fluctuations in our revenues and operating results, which may result in volatility in our stock price

Although we have generally experienced revenue growth in our history, we may not be able to sustain this growth. We may also experience significant period-to-period fluctuations in our revenues and operating results in the future due to a number of factors, and any such variations may cause our stock price to fluctuate. In some future period our revenues or operating results may be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our revenues and operating results, including:

- The timing and volume of orders received from our customers;
- The timeliness of our new product introductions and the rate at which our new products may cannibalize our older products;
- The rate of acceptance of our products by our customers, including the acceptance of new products we may develop for integration in the products manufactured by such customers, which we refer to as "design wins";
- The time lag and realization rate between "design wins" and production orders;
- The demand for, and life cycles of, the products incorporating our ICs;
- The rate of adoption of mixed-signal ICs in the markets we target;
- Deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of ICs;
- Changes in product mix;
- The average selling prices for our products could drop suddenly due to competitive offerings or competitive predatory pricing, especially with respect to our mobile handset and modem products;
- The average selling prices for our products generally decline over time;
- Changes in market standards;
- Impairment charges related to inventory, equipment or other long-lived assets;
- The software used in our products, including software provided by third-parties, may not meet the needs of our customers;
- Significant legal costs to defend our intellectual property rights or respond to claims against us; and
- The rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The markets for mobile handsets, consumer electronics, satellite set-top boxes and VoIP applications are characterized by rapid fluctuations in demand and seasonality that result in corresponding fluctuations in the demand for our products that are incorporated in such devices. Additionally, the rate of technology acceptance by our customers results in fluctuating demand for our products as customers are reluctant to incorporate a new IC into their products until the new IC has achieved market acceptance. Once a new IC achieves market acceptance, demand for the new IC can quickly accelerate to a point and then level off such that rapid historical growth in sales of a product should not be viewed as indicative of continued future growth. In addition, demand can quickly decline for a product when a new IC product is introduced and receives market acceptance. Due to the various factors mentioned above, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

If we are unable to develop or acquire new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed

Our future success will depend on our ability to reduce our dependence on a few products by developing or acquiring new ICs and product enhancements that achieve market acceptance in a timely and cost-effective manner. The development of mixed-signal ICs is highly complex, and we have at times experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and market acceptance of our products depend on a number of factors, including:

- Requirements of customers;
- Accurate prediction of market and technical requirements;
- Timely completion and introduction of new designs;
- Timely qualification and certification of our ICs for use in our customers' products;
- Commercial acceptance and volume production of the products into which our ICs will be incorporated;
- Availability of foundry, assembly and test capacity;
- Achievement of high manufacturing yields;
- Quality, price, performance, power use and size of our products;
- Availability, quality, price and performance of competing products and technologies;
- Our customer service, application support capabilities and responsiveness;
- Successful development of our relationships with existing and potential customers;
- Technology, industry standards or end-user preferences; and
- Cooperation of third-party software providers and our semiconductor vendors to support our chips within a system.

We cannot provide any assurance that products which we recently have developed or may develop in the future will achieve market acceptance. We have introduced to market or are in development of many ICs. If our ICs fail to achieve market acceptance, or if we fail to develop new products on a timely basis that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Our research and development efforts are focused on a limited number of new technologies and products, and any delay in the development, or abandonment, of these technologies or products by industry participants, or their failure to achieve market acceptance, could compromise our competitive position

Our ICs are used as components in electronic devices in various markets. As a result, we have devoted and expect to continue to devote a large amount of resources to develop products based on new and emerging technologies and standards that will be commercially introduced in the future.

Research and development expense in fiscal 2009 was $104.4 million, or 23.7% of revenues. A number of large companies are actively involved in the development of these new technologies and standards. Should any of these companies delay or abandon their efforts to develop commercially available products based on new technologies and standards, our research and development efforts with respect to these technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in orders from, any key customer could significantly reduce our revenues

The loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our revenues and adversely affect our business. During fiscal 2009, our ten largest customers accounted for 43% of our revenues. During fiscal 2009, Samsung's purchases across a variety of product areas represented 16% of our total revenues. Some of the markets for our products are dominated by a small number of potential customers. Therefore, our operating results in the foreseeable future will continue to depend on our ability to sell to these dominant customers, as well as the ability of these customers to sell products that incorporate our IC products. In the future, these customers may decide not to purchase our ICs at all, purchase fewer ICs than they did in the past or alter their purchasing patterns, particularly because:

- We do not have material long-term purchase contracts with our customers;
- Substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;
- Some of our customers may have efforts underway to actively diversify their vendor base which could reduce purchases of our ICs; and
- Some of our customers have developed or acquired products that compete directly with products these customers purchase from us, which could affect our customers' purchasing decisions in the future.

While we have been a significant supplier of ICs used in many of our customers' products, our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and protects their ability to secure these components. We believe that any expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could seriously harm our business

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, we receive letters from various industry participants alleging infringement of patents, trademarks or misappropriation of trade secrets or from customers requesting indemnification for claims brought against them by third parties. The exploratory nature of these inquiries has become relatively common in the semiconductor industry. We respond when we deem appropriate and as advised by legal counsel. We have been involved in litigation to protect our intellectual property rights in the past and may become involved in such litigation again in the future. In the future, we may become involved in additional litigation to defend allegations of infringement asserted by others, both directly and indirectly as a result of certain industry-standard indemnities we may offer to our customers. Legal proceedings could subject us to significant liability for damages or invalidate our proprietary rights. Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us. Any litigation, regardless of its outcome, would likely be time-consuming and expensive to resolve and would divert our management's time and attention. Most intellectual property litigation also could force us to take specific actions, including:

- Cease selling products that use the challenged intellectual property;
- Obtain from the owner of the infringed intellectual property a right to a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
- Redesign those products that use infringing intellectual property; or
- Pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete

Our products rely on our proprietary technology, and we expect that future technological advances made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, intellectual property providers and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

Failure to manage our distribution channel relationships could impede our future growth

The future growth of our business will depend in large part on our ability to manage our relationships with current and future distributors and sales representatives, develop additional channels for the distribution and sale of our products and manage these relationships. As we execute our indirect sales strategy, we must manage the potential conflicts that may arise with our direct sales efforts. For example, conflicts with a distributor may arise when a customer begins purchasing directly from us rather than through the distributor. The inability to successfully execute or manage a multi-channel sales strategy could impede our future growth. In addition, relationships with our distributors often involve the use of price protection and inventory return rights. This often requires a significant amount of sales management's time and system resources to manage properly.

We are subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the products

In order to ensure availability of our products for some of our largest customers, we start the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers. However, these forecasts do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs, increased obsolescence and increased operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers or hold component inventory levels greater than their consumption rate because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating results.

Our products are complex and may contain errors which could lead to product liability, an increase in our costs and/or a reduction in our revenues

Our products are complex and may contain errors, particularly when first introduced or as new versions are released. Our new products are increasingly being designed in more complex processes which further increases the risk of errors. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any errors prior to delivery of our products to our customers. Because our products are manufactured by third parties, should problems occur in the operation or performance of our ICs, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These errors also could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations and business reputation problems. Any defects could require product replacement or recall or we could be obligated to accept product returns. Any of the foregoing could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our products. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect or failure in our product could cause failure in our customer's end-product, so we could face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved. Furthermore, product liability risks are particularly significant with respect to medical and automotive applications because of the risk of serious harm to users of these products. There can be no assurance that any insurance we maintain will sufficiently protect us from any such claims.

Any acquisitions we make could disrupt our business and harm our financial condition

As part of our growth and product diversification strategy, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. The acquisitions that we have made and may make in the future, including our acquisition of Integration Associates, entail a number of risks that could materially and adversely affect our business and operating results, including:

- Problems integrating the acquired operations, technologies or products with our existing business and products;
- Diversion of management's time and attention from our core business;
- Need for financial resources above our planned investment levels;

- Difficulties in retaining business relationships with suppliers and customers of the acquired company;
- Risks associated with entering markets in which we lack prior experience;
- Risks associated with the transfer of licenses of intellectual property;
- Increased operating costs due to acquired overhead;
- Tax issues associated with acquisitions;
- Acquisition-related disputes, including disputes over earn-outs and escrows;
- Potential loss of key employees of the acquired company; and
- Potential impairment of related goodwill and intangible assets.

Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing shareholders.

Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves testing of the products in the customer's system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the IC or software, changes in the IC's manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our growth and cause our business to suffer.

We have increased our international activities significantly and plan to continue such efforts, which subjects us to additional business risks including increased logistical and financial complexity, political instability and currency fluctuations

We have established additional international subsidiaries and have opened additional offices in international markets to expand our international activities in Europe and Asia. This has included the establishment of a headquarters in Singapore for non-U.S. operations. The percentage of our revenues derived from customers located outside of the United States was 88% during fiscal 2009. We may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

- Increased complexity and costs of managing international operations and related tax obligations, including our headquarters for non-U.S. operations in Singapore;
- Protectionist laws and business practices that favor local competition in some countries;
- Difficulties related to the protection of our intellectual property rights in some countries;
- Multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs;

- Longer sales cycles;
- Greater difficulty in accounts receivable collection and longer collection periods;
- High levels of distributor inventory subject to price protection and rights of return to us;
- Political and economic instability;
- Greater difficulty in hiring and retaining qualified technical sales and applications engineers and administrative personnel; and
- The need to have business and operations systems that can meet the needs of our international business and operating structure.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive.

We rely on third parties to manufacture, assemble and test our products and the failure to successfully manage our relationships with our manufacturers and subcontractors would negatively impact our ability to sell our products

We do not have our own wafer fab manufacturing facilities. Therefore, we rely on third-party vendors to manufacture the ICs we design. We also currently rely on Asian third-party assembly subcontractors to assemble and package the silicon chips provided by the wafers for use in final products. Additionally, we rely on these offshore subcontractors for a substantial portion of the testing requirements of our products prior to shipping. We expect utilization of third-party subcontractors to continue in the future.

The cyclical nature of the semiconductor industry drives wide fluctuations in available capacity at third-party vendors. On occasion, we have been unable to adequately respond to unexpected increases in customer demand due to capacity constraints and, therefore, were unable to benefit from this incremental demand. We may be unable to obtain adequate foundry, assembly or test capacity from our third-party subcontractors to meet our customers' delivery requirements even if we adequately forecast customer demand.

There are significant risks associated with relying on these third-party foundries and subcontractors, including:

- Failure by us, our customers or their end customers to qualify a selected supplier;
- Potential insolvency of the third-party subcontractors;
- Reduced control over delivery schedules and quality;
- Limited warranties on wafers or products supplied to us;
- Potential increases in prices or payments in advance for capacity;
- Increased need for international-based supply, logistics and financial management;
- Their inability to supply or support new or changing packaging technologies; and
- Low test yields.

We typically do not have long-term supply contracts with our third-party vendors which obligate the vendor to perform services and supply products to us for a specific period, in specific quantities, and at specific prices. Our third-party foundry, assembly and test subcontractors typically do not guarantee that adequate capacity will be available to us within the time required to meet demand for our products. In the event that these vendors fail to meet our demand for whatever reason, we expect that it would take up to 12 months to transition performance of these services to new providers. Such a transition may also require qualification of the new providers by our customers or their end customers.

Since our inception, most of the silicon wafers for the products that we have shipped were manufactured either by TSMC or its affiliates. Our customers typically complete their own qualification process. If we fail to properly balance customer demand across the existing semiconductor fabrication facilities that we utilize or are required by our foundry partners to increase, or otherwise change the number of fab lines that we utilize for our production, we might not be able to fulfill demand for our products and may need to divert our engineering resources away from new product development initiatives to support the fab line transition, which would adversely affect our operating results.

Our products incorporate technology licensed from third parties

We incorporate technology (including software) licensed from third parties in our products. We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third party licensor is typically obligated to indemnify us if the licensed technology infringes on another party's intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent. See *Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could seriously harm our business.* Furthermore, any failure of third party technology to perform properly would adversely affect sales of our products incorporating such technology.

Our inability to manage growth could materially and adversely affect our business

Our past growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded sales, operational and financial enterprise-wide systems, information technology infrastructure, procedures and controls, including the improvement of our accounting and other internal management systems to manage this growth and maintain compliance with regulatory guidelines, including Sarbanes-Oxley Act requirements. To the extent our business grows, our internal management systems and processes will need to improve to ensure that we remain in compliance. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort, and we anticipate that we will require additional management personnel and internal processes to manage these efforts and to plan for the succession from time to time of certain persons who have been key management and technical personnel. If we are unable to effectively manage our expanding global operations, including our international headquarters in Singapore, our business could be materially and adversely affected.

We are subject to risks relating to product concentration

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products, is therefore, critical to our future success. In addition, substantially all of our products that we have sold include technology related to one or more of our issued U.S. patents. If these patents are found to be invalid or unenforceable, our competitors could introduce competitive products that could reduce both the volume and price per unit of our products. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

- A decline in demand for any of our more significant products, including our modem products, FM tuners or ProSLIC;
- Failure of our products to achieve continued market acceptance;

- Competitive products;
- New technological standards or changes to existing standards that we are unable to address with our products;
- A failure to release new products or enhanced versions of our existing products on a timely basis; and
- The failure of our new products to achieve market acceptance.

We are subject to credit risks related to our accounts receivable

We do not generally obtain letters of credit or other security for payment from customers, distributors or contract manufacturers. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. The current economic situation could increase the likelihood of such defaults and bankruptcies. Our ten largest customers or distributors represent a substantial majority of our accounts receivable. If any such customer or distributor, or a material portion of our smaller customers or distributors, were to become insolvent or otherwise not satisfy their obligations to us, we could be materially harmed.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and certain internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles when they occur. There is currently a shortage of qualified personnel with significant experience in the design, development, manufacturing, marketing and sales of analog and mixed-signal ICs. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacturability of analog elements, and competition for such personnel is intense. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or the inability to attract or retain qualified personnel both in the United States and internationally, including engineers, sales, applications and marketing personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.

Any dispositions we make could harm our financial condition

In connection with our sale of the Aero product lines, we incurred various risks. This disposition and any disposition that we may make in the future entail a number of risks that could materially and adversely affect our business and operating results, including:

- Diversion of management's time and attention from our core business;
- Difficulties separating the divested business;
- Risks to relations with customers who previously purchased products from our disposed product lines;
- Reduced leverage with suppliers due to reduced aggregate volume;
- Risks related to employee relations;
- Risks associated with the transfer and licensing of intellectual property;

- Security risks and other liabilities related to the transition services provided in connection with the disposition;
- Tax issues associated with dispositions; and
- Disposition-related disputes, including disputes over earn-outs and escrows.

Our stock price may be volatile

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors:

- Actual or anticipated fluctuations in our operating results;
- Changes in financial estimates by securities analysts or our failure to perform in line with such estimates;
- Changes in market valuations of other technology companies, particularly semiconductor companies;
- Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- Introduction of technologies or product enhancements that reduce the need for our products;
- The loss of, or decrease in sales to, one or more key customers;
- A large sale of stock by a significant shareholder;
- Dilution from the issuance of our stock in connection with acquisitions;
- The addition or removal of our stock to or from a stock index fund;
- Departures of key personnel; and
- The required expensing of stock awards.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Most of our current manufacturers, assemblers, test service providers, distributors and customers are concentrated in the same geographic region, which increases the risk that a natural disaster, epidemic, labor strike, war or political unrest could disrupt our operations or sales

Most of TSMC's foundries and several of our assembly and test subcontractors' sites are located in Taiwan and our other assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located in the Pacific Rim region. The risk of earthquakes in Taiwan and the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. Earthquakes, fire, flooding, lack of water or other natural disasters, an epidemic, political unrest, war, labor strikes or work stoppages in countries where our semiconductor manufacturers, assemblers and test subcontractors are located, likely would result in the disruption of our foundry, assembly or test capacity. There can be no assurance that alternate capacity could be obtained on favorable terms, if at all.

A natural disaster, epidemic, labor strike, war or political unrest where our customers' facilities are located would likely reduce our sales to such customers. North Korea's geopolitical maneuverings have created unrest. Such unrest could create economic uncertainty or instability, could escalate to war or otherwise adversely affect South Korea and our South Korean customers and reduce our sales to such customers, which would materially and adversely affect our operating results. In addition, a significant portion of the assembly and testing of our products occurs in South Korea. Any disruption resulting from these events could also cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling or testing from the affected subcontractor to another third-party vendor.

The semiconductor manufacturing process is highly complex and, from time to time, manufacturing yields may fall below our expectations, which could result in our inability to satisfy demand for our products in a timely manner and may decrease our gross margins due to higher unit costs

The manufacturing of our products is a highly complex and technologically demanding process. Although we work closely with our foundries and assemblers to minimize the likelihood of reduced manufacturing yields, we have from time to time experienced lower than anticipated manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials could result in lower than anticipated manufacturing yields or unacceptable performance deficiencies, which could lower our gross margins. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in a timely manner, we will be unable to meet our customers' demand for our products in a timely manner, which would adversely affect our operating results and damage our customer relationships.

We depend on our customers to support our products, and some of our customers offer competing products

Our products are currently used by our customers to produce modems, telephony equipment, mobile handsets, networking equipment and a broad range of other devices. We rely on our customers to provide hardware, software, intellectual property indemnification and other technical support for the products supplied by our customers. If our customers do not provide the required functionality or if our customers do not provide satisfactory support for their products, the demand for these devices that incorporate our products may diminish or we may otherwise be materially adversely affected. Any reduction in the demand for these devices would significantly reduce our revenues.

In certain products, some of our customers offer their own competitive products. These customers may find it advantageous to support their own offerings in the marketplace in lieu of promoting our products.

We could seek to raise additional capital in the future through the issuance of equity or debt securities, but additional capital may not be available on terms acceptable to us, or at all

We believe that our existing cash, cash equivalents and investments will be sufficient to meet our working capital needs, capital expenditures, investment requirements and commitments for at least the next 12 months. However, it is possible that we may need to raise additional funds to finance our activities or to facilitate acquisitions of other businesses, products, intellectual property or technologies. We believe we could raise these funds, if needed, by selling equity or debt securities to the public or to selected investors. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. However, we may not be able to obtain additional funds on favorable terms, or at all. If we decide to raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced.

We are a relatively small company with limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share

Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. Our competitors may also offer bundled chipset kit arrangements offering a more complete product despite the technical merits or advantages of our products. These competitors may elect not to support our products which could complicate our sales efforts. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our sales, lower our gross margins and/or decrease our market share.

Provisions in our charter documents and Delaware law could prevent, delay or impede a change in control of us and may reduce the market price of our common stock

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. For example, our certificate of incorporation and bylaws provide for:

- The division of our Board of Directors into three classes to be elected on a staggered basis, one class each year;
- The ability of our Board of Directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- A prohibition on stockholder action by written consent;
- Elimination of the right of stockholders to call a special meeting of stockholders;
- A requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders; and
- A requirement that a supermajority vote be obtained to amend or repeal certain provisions of our certificate of incorporation.

We also are subject to the anti-takeover laws of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock.

Risks related to our industry

We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies' and their customers' products and fluctuations in general economic conditions. Deteriorating general worldwide economic conditions, including reduced economic activity, concerns about credit and inflation, increased energy costs, decreased consumer confidence, reduced corporate profits, decreased spending and similar adverse business conditions, would make it very difficult for our customers, our vendors, and us to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown or economic recovery. If the economy or markets in which we operate deteriorate, our business, financial condition, and results of operations would likely be materially and adversely affected.

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We believe the semiconductor industry has suffered a downturn due in large part to adverse conditions in the global credit and financial markets, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increased unemployment rates and general uncertainty regarding the economy. Such downturns may have a material adverse effect on our business and operating results.

Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our ICs. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will be available to us.

The average selling prices of our products could decrease rapidly which may negatively impact our revenues and gross margins

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes, increasing our sales content per application or reducing production costs, our gross margins and revenues will suffer. To maintain our gross margin percentage, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so could cause our revenues and gross margin percentage to decline.

Competition within the numerous markets we target may reduce sales of our products and reduce our market share

The markets for semiconductors in general, and for mixed-signal ICs in particular, are intensely competitive. We expect that the market for our products will continually evolve and will be subject to rapid technological change. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Analog Devices, Atmel, Broadcom, Conexant, Cypress, Epson, Freescale, IDT, Lantiq, LSI, Maxim Integrated Products, Microchip, NXP Semiconductors, Renesas, Sony Semiconductor, ST-Ericsson, STMicroelectronics, Texas Instruments, Vectron International, Zarlink Semiconductor and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and start-up semiconductor design companies. As the markets for communications products grow, we also may face competition from traditional communications device companies. These companies may enter the mixed-signal semiconductor market by introducing their own ICs or by entering into strategic relationships with or acquiring other existing providers of semiconductor products. In addition, large companies may restructure their operations to create separate companies or may acquire new businesses that are focused on providing the types of products we produce or acquire our customers.

Our products must conform to industry standards and technology in order to be accepted by end users in our markets

Generally, our products comprise only a part of a device. All components of such devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected which would harm our business.

Products for certain applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins.

Our pursuit of necessary technological advances may require substantial time and expense. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. If our ICs fail to achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our primary facilities, housing engineering, sales and marketing, administration and test operations, are located in Austin, Texas. Our Austin, Texas operations currently occupy approximately 190,000 square feet of leased floor space with lease terms expiring at various dates through 2013. In addition to these properties, we lease smaller facilities in various locations in the United States, China, France, Germany, Hungary, Japan, Portugal, South Korea, Singapore, Taiwan and the United Kingdom for engineering, sales and marketing, administrative and manufacturing support activities. We believe that these facilities are suitable and adequate to meet our current operating needs.

Item 3. Legal Proceedings

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against us, four of our officers individually and the three investment banking firms who served as representatives of the underwriters in connection with our initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for our initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The Complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice our four officers who had been named individually. On December 5, 2006, the Second Circuit vacated a decision by the District Court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include us. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the District Court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in the case against us, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including us. On October 5, 2009, the Court granted final approval of the settlement. Six notices of appeal have been filed. Judgment was entered on January 13, 2010. The time to file additional notices of appeal is set to expire on February 12, 2010. A group of three objectors, who filed a notice of appeal, also filed a petition to the Second Circuit seeking permission to appeal the District Court's final approval of the settlement on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court's order certifying classes in the focus cases.

As the litigation process is inherently uncertain, we are unable to predict the outcome of the above described matter if the settlement does not survive the appeal. While we do maintain liability insurance, we could incur losses that are not covered by our liability insurance or that exceed the limits of our liability insurance. Such losses could have a material impact on our business and our results of operations or financial position.

Other

We are involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, we do not expect them to have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our registration statement (Registration No. 333-94853) under the Securities Act of 1933, as amended, relating to our initial public offering of our common stock became effective on March 23, 2000. Our common stock is quoted on the NASDAQ National Market (NASDAQ) under the symbol "SLAB". The table below shows the high and low per-share sales prices of our common stock for the periods indicated, as reported by NASDAQ. As of January 31, 2010, there were 137 holders of record of our common stock.

	High	Low
Fiscal Year 2008		
First Quarter	$37.93	$25.39
Second Quarter	39.24	31.31
Third Quarter	35.23	28.74
Fourth Quarter	28.93	17.05
Fiscal Year 2009		
First Quarter	$28.13	$20.40
Second Quarter	39.29	26.19
Third Quarter	49.08	34.59
Fourth Quarter	49.06	40.56

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total stockholder returns for an investment in Silicon Laboratories Inc. common stock, the NASDAQ Composite Index and the NASDAQ Electronic Components Index.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG SILICON LABORATORIES INC., THE NASDAQ COMPOSITE INDEX AND THE NASDAQ ELECTRONIC COMPONENTS INDEX



150
100
50
0
DOLLARS
1/01/05
12/31/05
12/30/06
12/29/07
01/03/09
01/02/10
Silicon Laboratories Inc.
NASDAQ Composite
NASDAQ Electronic Components

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on January 1, 2005, and that all dividends were reinvested. No cash dividends have been declared on our common stock.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

(3) The NASDAQ Composite Index was previously referred to as the NASDAQ Stock Market (US) Index.

Issuer Purchases of Equity Securities

The following table summarizes repurchases of our common stock during the three months ended January 2, 2010:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 4, 2009 - October 31, 2009	—	$ —	—	$150,000,000
November 1, 2009 - November 28, 2009	120,100	$42.85	120,100	$144,853,903
November 29, 2009 - January 2, 2010	61,368	$44.09	61,368	$142,148,226
Total	181,468	$43.27	181,468	

In October 2009, our Board of Directors authorized a program to repurchase up to $150 million of our common stock through 2010. The program allows for repurchases to be made in the open market or in private transactions, including structured or accelerated transactions, subject to applicable legal requirements and market conditions. This new program replaced the previously authorized program to repurchase up to $100 million of our common stock which ended on November 3, 2009.

Item 6. Selected Financial Data

Please read this selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and the notes to those statements included in this Form 10-K. Financial data for fiscal years 2005 through 2006 has been reclassified to reflect the sale of our former Aero product lines as discontinued operations. The sale of these product lines closed in March 2007. See Note 3, *Discontinued Operation*, to the Consolidated Financial Statements for additional information.

	Fiscal Year				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Consolidated Statements of Income Data					
Revenues	$441,020	$415,630	$337,461	$288,156	$238,587
Operating income	66,511	43,656(2)	23,097	6,052(6)	18,945(7)
Income from continuing operations	73,092(1)	32,935(2)	39,687	15,343(6)	17,699(7)
Income from discontinued operations, net of income taxes	—	—	165,149(4)	15,815	29,807
Net income	$ 73,092(1)	$ 32,935(2)	$204,836(4)	$ 31,158(6)	$ 47,506(7)
Income from continuing operations per share:					
Basic	$ 1.62	$ 0.68	$ 0.72	$ 0.28	$ 0.33
Diluted	$ 1.57	$ 0.67	$ 0.70	$ 0.27	$ 0.32
Consolidated Balance Sheet Data					
Cash, cash equivalents and investments	$434,899	$325,360(3)	$572,974(5)	$386,292	$363,710
Working capital	435,359	289,716(3)	599,300(5)	402,085	369,304
Total assets	742,838	624,245(3)	840,246(5)	686,995	601,062
Long-term obligations	24,403	48,789	43,309	16,691	7,418
Total stockholders' equity	629,796	502,460(3)	703,545	568,682	498,048

(1) Includes a benefit related to the resolution of prior year uncertain tax benefits.

(2) Includes a charge for in-process research and development costs in connection with our acquisition of Integration Associates.

(3) Reflects repurchases of our common stock in fiscal 2008.

(4) Includes a gain on the sale of our Aero product lines, net of related income taxes.

(5) Includes proceeds from the sale of our Aero product lines, less repurchases of our common stock in fiscal 2007.

(6) At the beginning of fiscal 2006, we changed our method of accounting for stock-based compensation to conform to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718-10, formerly FASB Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment*, (SFAS 123R).

(7) Includes a charge for acquired research and development costs in connection with our acquisition of Silicon MAGIKE.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" and "Risk Factors" above for discussions of the uncertainties, risks and assumptions associated with these statements. Our fiscal year-end financial reporting periods are a 52- or 53- week year ending on the Saturday closest to December 31st. Fiscal year 2009 had 52 weeks and ended on January 2, 2010. Fiscal year 2008 had 53 weeks with the extra week occurring in the first quarter of the year and ended on January 3, 2009. Fiscal year 2007 had 52 weeks and ended December 29, 2007. Except as noted, financial results are for continuing operations. Our former Aero product lines are reported as discontinued operations. The sale of these product lines closed in March 2007.

Overview

We design and develop proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in a broad range of applications in a variety of markets, including communications, consumer, industrial, automotive, medical and power management. Our major customers include 2Wire, Apple, Huawei, LG Electronics, Nokia, Philips, Samsung, Sony Ericsson, Thomson and Varian Medical Systems.

As a "fabless" semiconductor company, we rely on third-party semiconductor fabricators in Asia, and to a lesser extent the United States and Europe, to manufacture the silicon wafers that reflect our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We rely on third-parties in Asia to assemble, package, and, in most cases, test these devices and ship these units to our customers. Testing performed by such third parties facilitates faster delivery of products to our customers (particularly those located in Asia), shorter production cycle times, lower inventory requirements, lower costs and increased flexibility of test capacity.

Our expertise in analog-intensive, high-performance, mixed-signal ICs enables us to develop highly differentiated solutions that address multiple markets. We group our products into the following categories:

- Broadcast products, which include our broadcast radio receivers and transmitters, video tuners and demodulators, satellite set-top box receivers and satellite radio tuners;
- Access products, which include our ISOmodem embedded modems, Voice over IP products, such as our ProSLIC subscriber line interface circuits and voice direct access arrangement, and our Power over Ethernet devices;
- Broad-based products, which include 8-bit microcontroller products, timing products (including clocks, precision clock & data recovery ICs and oscillators), short-range wireless transceivers, isolators, current sensors and our QuickSense portfolio of touch, proximity and ambient light sensing devices; and
- Mature products, which include our silicon DAA for PC modems, DSL analog front end ICs, optical physical layer transceivers and RF Synthesizers.

Through acquisitions and internal development efforts, we have continued to diversify our product portfolio and introduce next generation ICs with added functionality and further integration. In fiscal 2009, we introduced a family of ultra-efficient microcontrollers for power-sensitive and battery-powered embedded systems, a family of highly integrated, energy-efficient quad Power over Ethernet (PoE) Power Sourcing Equipment (PSE) controllers, a new line of automotive-qualified microcontrollers that enable a dramatic reduction in system cost and footprint in body electronics applications, our QuickSense portfolio of highly accurate and fast-response touch, proximity and ambient light sensing devices, the expansion of our Any-Rate Precision Clock family with both a low jitter clock generator for broadcast video applications and web-customizable CMOS clock generators, a silicon hybrid TV tuner that supports both analog and digital broadcasts in a single device, a family of ProSLIC single channel telephony ICs for broadband networking equipment, the expansion of our small form factor microcontrollers in a tiny 2x2 mm footprint, a family of ISOpro high-performance, digital isolators, a family of high pin-count capacitive touch-sense microcontrollers for cost-sensitive embedded systems and the EZRadioPRO® embedded wireless radio family. We plan to continue to introduce products that increase the content we provide for existing applications, thereby enabling us to serve markets we do not currently address and expanding our total available market opportunity.

During fiscal 2009, we had one customer, Samsung, whose purchases across a variety of product areas represented 16% of our total revenues. We had no customers that accounted for more than 10% of our revenues during fiscal 2008 or 2007. In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. Two of our distributors, Edom Technology and Avnet, represented 27% and 10% of our revenues during fiscal 2009, respectively. Edom represented 31% of our revenues during fiscal 2008. Edom and Avnet represented 36% and 10% of our revenues during fiscal 2007, respectively. There were no other distributors or contract manufacturers that accounted for more than 10% of our revenues in fiscal 2009, 2008 or 2007.

The percentage of our revenues derived from customers located outside of the United States was 88% in fiscal 2009 and 2008 and 87% in fiscal 2007. All of our revenues to date have been denominated in U.S. dollars. We believe that a majority of our revenues will continue to be derived from customers outside of the United States.

The sales cycle for our ICs can be as long as 12 months or more. An additional three to six months or more are usually required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we typically experience a significant delay between incurring research and development and selling, general and administrative expenses, and the corresponding sales. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, can be substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Because many of our ICs are designed for use in consumer products such as televisions, personal video recorders, set-top boxes, portable navigation devices and mobile handsets, we expect that the demand for our products will be typically subject to some degree of seasonal demand. However, rapid changes in our markets and across our product areas make it difficult for us to accurately estimate the impact of seasonal factors on our business.

Discontinued Operation

In March 2007, we sold our Aero transceiver, AeroFONE single-chip phone and power amplifier product lines to NXP for $285 million in cash, plus additional earn-out potential of up to an aggregate of $65 million over the following three years. The results of operations of the sold product lines have been presented as discontinued operations.

Results of Operations

The following describes the line items set forth in our Consolidated Statements of Income:

Revenues. Revenues are generated almost exclusively by sales of our ICs. We recognize revenue on sales when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Generally, we recognize revenue from product sales to direct customers and contract manufacturers upon shipment. Certain of our sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, we defer the revenue and cost of revenue on such sales until the distributors sell the product to the end customer. Our products typically carry a one-year replacement warranty. Replacements have been insignificant to date. Our revenues are subject to variation from period to period due to the volume of shipments made within a period, the mix of products we sell and the prices we charge for our products. The vast majority of our revenues were negotiated at prices that reflect a discount from the list prices for our products. These discounts are made for a variety of reasons, including: 1) to establish a relationship with a new customer, 2) as an incentive for customers to purchase products in larger volumes, 3) to provide profit margin to our distributors who resell our products or 4) in response to competition. In addition, as a product matures, we expect that the average selling price for such product will decline due to the greater availability of competing products. Our ability to increase revenues in the future is dependent on increased demand for our established products and our ability to ship larger volumes of those products in response to such demand, as well as our ability to develop or acquire new products and subsequently achieve customer acceptance of newly introduced products.

Cost of Revenues. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties and amortization of purchased software, other intellectual property license costs and certain acquired intangible assets; an allocated portion of our occupancy costs; and allocable depreciation of testing equipment and leasehold improvements.

Research and Development. Research and development expense consists primarily of personnel-related expenses, including stock compensation, new product mask, wafer, packaging and test costs, external consulting and services costs, equipment tooling, equipment depreciation, amortization of acquired intangible assets, as well as an allocated portion of our occupancy costs for such operations. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of personnel-related expenses, including stock compensation, related allocable portion of our occupancy costs, sales commissions to independent sales representatives, applications engineering support, professional fees, patent litigation legal fees, costs related to relocating our headquarters and promotional and marketing expenses.

In-Process Research and Development. In-process research and development (IPR&D) represents acquired technology resulting from business combinations that had not achieved technological feasibility as of the acquisition closing date and had no alternative future use. For acquisitions occurring prior to fiscal 2009, these costs were expensed on the date of acquisition. Beginning in fiscal 2009, IPR&D acquired in business combinations is recorded as an indefinite-lived intangible asset at fair value. The asset is tested for impairment through its completion and then amortized over its useful life.

Interest Income. Interest income reflects interest earned on our cash, cash equivalents and investment balances.

Interest Expense. Interest expense consists of interest on our short and long-term obligations.

Other Income (Expense), Net. Other income (expense), net reflects foreign currency remeasurement adjustments and gains and losses on the disposal of fixed assets.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes includes both domestic and foreign income taxes at the applicable statutory rates adjusted for non-deductible expenses (including a portion of our stock compensation), research and development tax credits, interest income from tax-exempt investments and interest and penalties related to unrecognized tax benefits.

The following table sets forth our Consolidated Statements of Income data as a percentage of revenues for the periods indicated:

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	36.6	38.5	38.6
Gross margin	63.4	61.5	61.4
Operating expenses:			
Research and development	23.7	24.3	26.5
Selling, general and administrative	24.7	24.2	28.1
In-process research and development	—	2.5	—
Operating expenses	48.4	51.0	54.6
Operating income	15.0	10.5	6.8
Other income (expense):			
Interest income	0.7	2.5	7.3
Interest expense	(0.0)	(0.1)	(0.2)
Other income (expense), net	(0.0)	(0.1)	(0.1)
Income from continuing operations before income taxes	15.7	12.8	13.8
Provision (benefit) for income taxes	(0.9)	4.9	2.0
Income from continuing operations	16.6	7.9	11.8
Income from discontinued operations, net of income taxes	—	—	48.9
Net income	16.6%	7.9%	60.7%

Comparison of Fiscal 2009 to Fiscal 2008

Revenues

	Year Ended			
(in millions)	January 2, 2010	January 3, 2009	Change	% Change
Revenues	$441.0	$415.6	$25.4	6.1%

The growth in revenue in fiscal 2009 was driven primarily by market share gains. Increased unit volumes outpaced declines in average selling prices. Unit volumes of our products increased compared to fiscal 2008 by 19.6%. Average selling prices decreased during the same period by 10.8%. In general, as our products become more mature, we expect to experience decreases in average selling prices. We anticipate that newly announced, higher priced, next generation products and product derivatives will offset these decreases to some degree.

Gross Margin

(in millions)	Year Ended January 2, 2010	Year Ended January 3, 2009	Change	% Change
Gross margin	$279.8	$255.8	$24.0	9.4%
Percent of revenue	63.4%	61.5%		

The increase in the dollar amount of gross margin in fiscal 2009 was primarily due to our increased sales. The increase in gross margin as a percent of revenue in fiscal 2009 was primarily due to a charge of $2.2 million to record inventory acquired from Integration Associates at fair value during fiscal 2008, improvements in our inventory management and manufacturing cost reductions. We may continue to experience declines in the average selling prices of certain of our products. This downward pressure on gross margin as a percentage of revenues may be offset to the extent we are able to: 1) introduce higher margin new products and gain market share with our ICs; 2) achieve lower production costs from our wafer suppliers and third-party assembly and test subcontractors; 3) achieve lower production costs per unit as a result of improved yields throughout the manufacturing process; or 4) reduce logistics costs.

Research and Development

(in millions)	Year Ended January 2, 2010	Year Ended January 3, 2009	Change	% Change
Research and development	$104.4	$101.2	$3.2	3.2%
Percent of revenue	23.7%	24.3%		

The increase in research and development expense in fiscal 2009 was principally due to an increase of $3.7 million for personnel-related expenses, including personnel costs associated with the acquisition of Integration Associates. The decrease in research and development expense as a percent of revenues is due to our increased sales. For fiscal 2010, we expect that research and development expense will increase in absolute dollars, but remain relatively stable as a percentage of sales.

Significant recent development projects include a family of ultra-efficient microcontrollers for power-sensitive and battery-powered embedded systems, a family of highly integrated, energy-efficient quad PoE PSE controllers, a new line of automotive-qualified microcontrollers that enable a dramatic reduction in system cost and footprint in body electronics applications, our QuickSense portfolio of highly accurate and fast-response touch, proximity and ambient light sensing devices, the expansion of our Any-Rate Precision Clock family with both a low jitter clock generator for broadcast video applications and web-customizable 8-output CMOS clock generators, a silicon hybrid TV tuner that supports both analog and digital broadcasts in a single device, a family of ProSLIC single channel telephony ICs for broadband networking equipment, the expansion of our small form factor microcontrollers in a tiny 2x2 mm footprint, a family of ISOpro high-performance, digital isolators, a family of high pin-count capacitive touch-sense microcontrollers for cost-sensitive embedded systems and the EZRadioPRO embedded wireless radio family.

Selling, General and Administrative

(in millions)	Year Ended January 2, 2010	Year Ended January 3, 2009	Change	% Change
Selling, general and administrative	$108.8	$100.7	$8.1	8.1%
Percent of revenue	24.7%	24.2%		

The increase in selling, general and administrative expense in fiscal 2008 was principally due to an increase of $8.7 million for personnel-related expenses, including personnel costs associated with the acquisition of Integration Associates. For fiscal 2010, we expect that selling, general and administrative expense will increase in absolute dollars and decline slightly as a percentage of sales.

In-Process Research and Development

In-process research and development (IPR&D) recorded in connection with the acquisition of Integration Associates was $10.3 million in fiscal 2008. The IPR&D projects included optoelectronic, power, and radio transmitter and transceiver technologies. The optoelectronic projects are used for infrared data communications and proximity sensing. The power projects enable AC-DC conversion in power supply systems. The radio transmitters and transceivers projects enable the delivery of data over proprietary, short range wireless links. The fair value of each project was determined using the income approach. The discount rate applicable to the cash flows was 20%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process.

There was no acquisition of IPR&D in fiscal 2009.

Interest Income

(in millions)	Year Ended January 2, 2010	Year Ended January 3, 2009	Change
Interest income	$ 2.7	$ 10.4	$(7.7)

The decrease in interest income for the recent period was due to lower interest rates on the underlying instruments and lower average cash and investment balances.

Interest Expense

Interest expense in fiscal 2009 was $0.2 million compared to $0.4 million in fiscal 2008.

Other Income (Expense), Net

Other income (expense), net in fiscal 2009 was $(0.1) million compared to $(0.6) million in fiscal 2008.

Provision (Benefit) for Income Taxes

(in millions)	Year Ended January 2, 2010	Year Ended January 3, 2009	Change
Provision (benefit) for income taxes	$ (4.1)	$ 20.2	$(24.3)
Effective tax rate	(6.0)%	38.0%	

The effective tax rate for fiscal 2009 decreased from the prior period, primarily due to resolution of uncertain tax positions as a result of us entering into an Advance Pricing Agreement with the U.S.

Internal Revenue Service during the fourth quarter of fiscal 2009. In addition, the effective tax rate for fiscal 2009 decreased from the prior period due to the intercompany license of certain technology and the non-deductible write-off of in-process research and development costs during fiscal 2008, both of which were related to the acquisition of Integration Associates. See Note 16, *Income Taxes*, to the Consolidated Financial Statements for additional information.

The effective tax rates for each of the periods presented differ from the federal statutory rate of 35% due to the amount of income earned in foreign jurisdictions where the tax rate may be lower than the federal statutory rate, the limited deductibility of stock compensation expense and other permanent items including changes to the liability for unrecognized tax benefits.

Comparison of Fiscal 2008 to Fiscal 2007

Revenues

	Year Ended			
(in millions)	**January 3, 2009**	**December 29, 2007**	**Change**	**% Change**
Revenues	$415.6	$337.5	$78.1	23.2%

The growth in the sales of our products in fiscal 2008 was driven primarily by increased revenues from all of our product groups. Unit volumes of our products increased compared to fiscal 2007 by 50.8%. Average selling prices decreased during the same period by 19.4%. Unit volumes and average selling prices were substantially affected by the addition of certain high volume, low average selling price products through the Integration Associates acquisition. Excluding the Integration Associates products, during the same period, unit volumes increased by 28.1% and average selling prices decreased by only 8.1%.

Gross Margin

	Year Ended			
(in millions)	**January 3, 2009**	**December 29, 2007**	**Change**	**% Change**
Gross margin	$255.8	$207.2	$48.6	23.4%
Percent of revenue	61.5%	61.4%		

The increase in the dollar amount of gross margin in fiscal 2008 was primarily due to our increased sales.

Research and Development

	Year Ended			
(in millions)	**January 3, 2009**	**December 29, 2007**	**Change**	**% Change**
Research and development	$101.2	$89.3	$11.9	13.3%
Percent of revenue	24.3%	26.5%		

The increase in research and development expense in fiscal 2008 was principally due to (a) an increase of $8.6 million for personnel-related expenses, (b) $2.7 million of reduced occupancy and IT support costs during fiscal 2007, which were billed to NXP in connection with our transition services agreement (TSA) which has now expired, and (c) an increase of $1.8 million for product introduction costs. These impacts were partially offset by increased foreign research credits and incentives of $1.2 million in fiscal 2008. The decrease in research and development expense as a percent of revenues was due to our increased sales.

Selling, General and Administrative

(in millions)	Year Ended January 3, 2009	Year Ended December 29, 2007	Change	% Change
Selling, general and administrative	$100.7	$94.8	$5.9	6.2%
Percent of revenue	24.2%	28.1%		

The increase in selling, general and administrative expense in fiscal 2008 was principally due to (a) an increase of $6.4 million for personnel-related expenses, (b) $1.0 million of reduced occupancy costs during fiscal 2007 which were billed to NXP in connection with our TSA, and (c) an increase of $0.7 million for sales commissions. These impacts were partially offset by decreased legal fees, primarily related to litigation, of $2.6 million. The decrease in selling, general and administrative expense as a percent of revenues was due to our increased sales.

In-Process Research and Development

In-process research and development (IPR&D) recorded in connection with the acquisition of Integration Associates was $10.3 million in fiscal 2008. There was no acquisition of IPR&D in fiscal 2007.

Interest Income

(in millions)	Year Ended January 3, 2009	Year Ended December 29, 2007	Change
Interest income	$ 10.4	$24.5	$(14.1)

The decrease in interest income for fiscal 2008 was due to lower interest rates on the underlying instruments and lower average cash and investment balances.

Interest Expense

Interest expense in fiscal 2008 was $0.4 million compared to $0.6 million in fiscal 2007.

Other Income (Expense), Net

Other income (expense), net in fiscal 2008 was $(0.6) million compared to $(0.5) million in fiscal 2007.

Provision (Benefit) for Income Taxes

(in millions)	Year Ended January 3, 2009	Year Ended December 29, 2007	Change
Provision (benefit) for income taxes	$ 20.2	$ 6.8	$13.4
Effective tax rate	38.0%	14.7%	

The effective tax rate for fiscal 2008 was higher than fiscal 2007 primarily due to a one-time tax cost associated with the intercompany licensing of certain intellectual property, the unfavorable impact of a reduction in tax exempt interest income and the non-deductible write-off of in-process research and development costs. These increases were partially offset by an increase in the foreign tax rate benefit and the reduction of the liability for unrecognized tax benefits due to the closure of an open tax year.

The effective tax rates for each of the periods presented differ from the federal statutory rate of 35% due to the amount of income earned in foreign jurisdictions where the tax rate may be lower than the federal statutory rate, tax exempt interest income, the limited deductibility of stock compensation expense and other permanent items including reductions of the liability for unrecognized tax benefits and non-deductible in-process research and development.

Income from Discontinued Operations, Net of Income Taxes

(in millions)	Year Ended		
	January 3, 2009	**December 29, 2007**	**Change**
Income from discontinued operations, net of income taxes	$—	$165.1	$(165.1)

Revenues from our discontinued operations in fiscal 2008 were zero, as compared to $46.3 million in fiscal 2007. Income from our discontinued operations in fiscal 2007 included a gain on the sale of our Aero product lines of $224.9 million and a provision for income taxes of $62.2 million. We do not expect to recognize any additional revenue from our discontinued operations. See Note 3, *Discontinued Operation*, to the Consolidated Financial Statements for additional information.

Business Outlook

We expect revenues in the first quarter of fiscal 2010 to be in the range of $120 to $125 million. Furthermore, we expect our diluted earnings per share to be in the range of $0.33 to $0.38.

Liquidity and Capital Resources

Our principal sources of liquidity as of January 2, 2010 consisted of $410.2 million in cash, cash equivalents and short-term investments. Our short-term investments consist primarily of U.S. government agency bonds and discount notes, corporate bonds, municipal bonds, U.S. Treasury bills, commercial paper, international government bonds and auction-rate securities purchased through UBS ("UBS auction-rate securities").

Our long-term investments consist of non-UBS auction-rate securities. Early in fiscal 2008, auctions for many of our auction-rate securities failed because sell orders exceeded buy orders. As of January 2, 2010, we held $51.3 million par value auction-rate securities, all of which have experienced failed auctions. The securities had previously been valued using quoted prices in active markets. When the auctions began to fail, quoted prices for the securities were no longer observable. As such, we changed our fair value measurement methodology for all auction-rate securities from quoted prices in active markets to a cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities and a discount to reflect our inability to liquidate the securities.

The underlying assets of our auction-rate securities consisted of student loans and municipal bonds, of which $47.3 million were guaranteed by the U.S. government and the remaining $4.0 million were privately insured. As of January 2, 2010, $40.3 million of the auction-rate securities had credit ratings of AAA, $4.0 million had credit ratings of AA and $7.0 million had a credit rating of BBB. These securities had contractual maturity dates ranging from 2025 to 2046 and were yielding 0.46% to 2.79% per year at January 2, 2010. We are receiving the underlying cash flows on all of our auction-rate securities. The principal amounts associated with failed auctions are not expected to be accessible until a successful auction occurs, the issuer redeems the security, a buyer is found outside of the auction process or the underlying securities mature. We are unable to predict if these funds will become available before their maturity dates.

In November 2008, we entered into an agreement with UBS AG, which provides us certain rights to sell to UBS the auction-rate securities which were purchased through them. As of January 2, 2010, we held $24.0 million par value auction-rate securities purchased from UBS. We have the option to sell these securities to UBS at par value from June 30, 2010 through July 2, 2012. UBS, at its discretion, may purchase or sell these securities on our behalf at any time provided we receive par value for the securities sold. The issuers of the auction-rate securities continue to have the right to redeem the securities at their discretion. The agreement allows for the continuation of the accrual and payment of interest due on the securities. The agreement also provides us with access to loans of up to 75% of the market value of the unredeemed securities until June 30, 2010. These loans would carry interest rates which would be consistent with the interest income on the related auction-rate securities. As of January 2, 2010, we had no loans outstanding under this agreement.

We do not expect to need access to the capital represented by any of our auction-rate securities prior to their maturities. We do not intend to sell, and we believe that it is not more likely than not that we will be required to sell, our non-UBS investments before their anticipated recovery in market value or final settlement at the underlying par value. See Note 5, *Cash, Cash Equivalents and Investments*, to the Consolidated Financial Statements for additional information.

Net cash provided by operating activities was $120.9 million during fiscal 2009, compared to net cash provided of $119.7 million during fiscal 2008. Operating cash flows during fiscal 2009 reflect our net income of $73.1 million, adjustments of $66.2 million for depreciation, amortization, deferred income taxes and stock compensation, and a net cash outflow of $18.4 million due to changes in our operating assets and liabilities.

Accounts receivable increased to $56.1 million at January 2, 2010 from $36.1 million at January 3, 2009. The increase in accounts receivable resulted primarily from an increase in revenues during the three months ended January 2, 2010 compared to the three months ended January 3, 2009. Our average days sales outstanding (DSO) increased to 40 days at January 2, 2010 from 33 days at January 3, 2009.

Inventory increased to $31.5 million at January 2, 2010 from $28.3 million at January 3, 2009. Our inventory level is primarily impacted by our need to make purchase commitments to support forecasted demand and variations between forecasted and actual demand. Our average days of inventory (DOI) was 65 days at January 2, 2010 and January 3, 2009.

Net cash used in investing activities was $104.3 million during fiscal 2009, compared to net cash provided of $69.2 million during fiscal 2008. The decrease was principally due to an increase of $238.2 million in net outflows for purchases of investments and the receipt of $14.3 million previously held in escrow in connection with the sale of the Aero product lines during fiscal 2008, offset by a payment of $78.5 million for the acquisition of Integration Associates during fiscal 2008.

We anticipate capital expenditures of approximately $12 to $16 million for fiscal 2010. Additionally, as part of our growth strategy, we expect to evaluate opportunities to invest in or acquire other businesses, intellectual property or technologies that would complement or expand our current offerings, expand the breadth of our markets or enhance our technical capabilities.

Net cash provided by financing activities was $6.9 million during fiscal 2009, compared to net cash used of $281.0 million during fiscal 2008. The increase was principally due to a decrease of $266.0 million for repurchases of our common stock and an increase of $20.9 million from proceeds from the issuance of common stock. In October 2009, our Board of Directors authorized a program to repurchase up to $150 million of our common stock prior to the end of 2010.

Contractual Obligations

The following table summarizes our contractual obligations as of January 2, 2010 (in thousands):

	Payments due by period						
	Total	2010	2011	2012	2013	2014	Thereafter
Operating lease obligations(1)	$30,280	$ 7,642	$6,636	$6,474	$2,550	$1,307	$5,671
Purchase obligations(2)	35,021	34,705	316	—	—	—	—
Other long-term obligations(3)	720	—	456	—	—	—	264

(1) Operating lease obligations include amounts for leased facilities.

(2) Purchase obligations include contractual arrangements in the form of purchase orders with suppliers where there is a fixed non-cancelable payment schedule or minimum payments due with a reduced delivery schedule.

(3) We are unable to make a reasonably reliable estimate as to when cash settlement with taxing authorities may occur for our unrecognized tax benefits. Therefore, our liability for unrecognized tax benefits is not included in the table above. See Note 16, *Income Taxes,* to the Consolidated Financial Statements for additional information.

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We believe our existing cash and investment balances are sufficient to meet our capital requirements through at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

Off-Balance Sheet Arrangements

In March 2006, we entered into an operating lease agreement and a related participation agreement for a facility at 400 W. Cesar Chavez ("400 WCC") in Austin, Texas for our corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR (which would be approximately $1.9 million over the remaining term assuming LIBOR averages 0.25% during such term).

In March 2008, we entered into an operating lease agreement and a related participation agreement for a facility at 200 W. Cesar Chavez ("200 WCC") in Austin, Texas for the expansion of our corporate headquarters. The lease has a term of five years. The base rent for the term of the lease is an amount equal to the interest accruing on $50.1 million at 155 basis points over the three-month LIBOR (which would be approximately $2.9 million over the remaining term assuming LIBOR averages 0.25% during such term).

We have granted certain rights and remedies to the lessors in the event of certain defaults, including the right to terminate the leases, to bring suit to collect damages, and to compel us to purchase the facilities. The leases contain other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions, including covenants that we shall maintain unencumbered cash and highly-rated short-term investments of at least $75 million. If our unencumbered cash and highly-rated short-term investments are less than $150 million, we must also maintain a ratio of funded debt to earnings before interest expense, income taxes, depreciation, amortization, lease expense and other non-cash charges (EBITDAR) over the four prior fiscal quarters of no greater than 2 to 1. As of January 2, 2010, we believe we were in compliance with all covenants of the leases.

During the terms of the leases, we have on-going options to purchase the buildings for purchase prices of approximately $44.3 million for 400 WCC and $50.1 million for 200 WCC. Alternatively, we can cause each such property to be sold to third parties provided we are not in default under that property's lease. We are contingently liable on a first dollar loss basis for up to $35.3 million to the extent that the 400 WCC sale proceeds are less than the $44.3 million purchase option and up to $40.0 million to the extent that the 200 WCC sale proceeds are less than the $50.1 million purchase option.

We determined that the fair value associated with the guaranteed residual values was $1.0 million for 400 WCC and $1.2 million for 200 WCC, as of the inception of the leases. These amounts were recorded in "Other assets, net" and "Long-term obligations and other liabilities" in the Consolidated Balance Sheets and are being amortized over the term of the leases.

We are required to periodically evaluate the expected fair value of each facility at the end of the lease terms. If we determine that it is estimable and probable that the expected fair values will be less than $44.3 million for 400 WCC and $50.1 million for 200 WCC, we will ratably accrue the loss up to a maximum of approximately $35.3 million and $40.0 million, respectively, over the remaining lease terms as additional rent expense. As of January 2, 2010, we do not believe that a loss contingency accrual is required for either property. However, a prolonged economic downturn could increase the likelihood of such a loss accrual.

In connection with our headquarters leases, during fiscal 2008 we entered into interest rate swap agreements as a hedge against the variable rent under the leases. Under the terms of the swap agreements, we have effectively converted the variable rents to fixed rents through March 2011 for 400 WCC and March 2013 for 200 WCC. See Note 6, *Derivative Financial Instruments*, to the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in facts and circumstances could have a significant impact on the resulting estimated amounts included in the financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates. We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues and cost of revenues on sales to distributors; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Inventory valuation—We assess the recoverability of inventories through the application of a set of methods, assumptions and estimates. In determining net realizable value, we write down inventory that may be slow moving or have some form of obsolescence, including inventory that has aged more than 12 months. We also adjust the valuation of inventory when its standard cost exceeds the estimated market value. We assess the potential for any unusual customer returns based on known quality or business issues and write-off inventory losses for scrap or non-saleable material. Inventory not otherwise identified to be written down is compared to an assessment of our 12-month forecasted demand. The result of this methodology is compared against the product life cycle and competitive situations in the marketplace to determine the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower or market conditions are worse than originally projected, additional inventory write-downs may be required.

Stock compensation—We recognize the fair-value of stock-based compensation transactions in the Consolidated Statement of Income. The fair value of our stock-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes valuation calculation requires us to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Expected stock price volatility is based on implied volatility from traded options on our stock in the marketplace and historical volatility of our stock. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield. In addition, we are required to estimate the expected forfeiture rate of our stock grants and only recognize the expense for those shares expected to vest. If our actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost. See Note 13, *Stock-Based Compensation*, to the Consolidated Financial Statements for additional information.

Investments in auction-rate securities—We determine the fair value of our investments in auction-rate securities using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities and a discount to reflect our inability to liquidate the securities. For available-for-sale auction-rate securities, if the calculated value is below the carrying amount of the securities, we then determine if the decline in value is other-than-temporary. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, changes in underlying credit ratings, forecasted recovery, our intent to sell or the likelihood that we would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. When we conclude that an other-than-temporary impairment has occurred, we assess whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery. If either of these two conditions is met, we recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If we do not intend to sell a security or it is not more likely than not that we will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive loss.

Impairment of goodwill and other long-lived assets—We review long-lived assets which are held and used, including fixed assets and purchased intangible assets, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its expected useful life and are significantly impacted by estimates of future prices and volumes for our products, capital needs, economic trends and other factors which are inherently difficult to forecast. If the asset is considered to be impaired, we record an impairment charge equal to the amount by which the carrying value of the asset exceeds its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.

The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. If the fair value is less than the net book value, the second step of the analysis compares the implied fair value of our goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, we recognize an impairment loss equal to that excess amount.

Income taxes—We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheet. We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance against the deferred tax asset.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation, it could have a material effect on our income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

Recent Accounting Pronouncements

In April 2009, the FASB issued the following:

- FASB ASC 820-10-65, formerly FASB Staff Position (FSP) FAS No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This ASC also includes guidance on identifying circumstances that indicate a transaction is not orderly.

- FASB ASC 320-10-65, formerly FSP No. FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

- FASB ASC 825-10-65, formerly FSP No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.

These ASCs are effective for reporting periods ending after June 15, 2009 and were adopted by us on April 5, 2009. The adoption of the ASCs did not have a material impact on our financial statements.

In June 2008, the FASB issued FASB ASC 260-10-45, formerly FSP Emerging Issues Task Force (EITF) 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* ASC 260-10-45 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method described in FASB ASC 260, *Earnings per Share*. ASC 260-10-45 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years on a retrospective basis. We adopted ASC 260-10-45 at the beginning of fiscal 2009. The adoption did not have a material impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Income

Our investment portfolio includes cash, cash equivalents, short-term investments and long-term investments. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Our interest income is sensitive to changes in the general level of U.S. interest rates. Based on our investment portfolio holdings as of January 3, 2009, an immediate 100 basis point decline in the yield for such instruments would decrease our annual interest income by approximately $3.3 million. Our investment portfolio holdings as of January 2, 2010 yielded less than 100 basis points. A decline in yield to zero basis points on our investment portfolio holdings as of January 2, 2010 would decrease our annual interest income by approximately $2.6 million. We believe that our investment policy is conservative, both in the duration of our investments and the credit quality of the investments we hold.

Headquarters Lease Rent

We are exposed to interest rate fluctuations in the normal course of our business, including through our corporate headquarters leases. The base rents for these leases are calculated using a variable interest rate based on the three-month LIBOR. We have entered into interest rate swap agreements with notional values of $44.3 million and $50.1 million and, effectively, fixed the rent payment amounts on these leases through March 2011 and March 2013, respectively. The fair value of the interest rate swap agreements at January 2, 2010 was a $4.5 million obligation.

Investments in Auction-rate Securities

Beginning in fiscal 2008, auctions for many of our auction-rate securities failed because sell orders exceeded buy orders. As of January 2, 2010, we held $51.3 million par value auction-rate securities, all of which have experienced failed auctions. The principal amounts associated with failed auctions are not expected to be accessible until a successful auction occurs, the issuer redeems the securities, a buyer is found outside of the auction process or the underlying securities mature. We are unable to predict if these funds will become available before their maturity dates. Additionally, if we determine that an other-than-temporary decline in the fair value of any of our available-for-sale auction-rate securities has occurred, we may be required to adjust the carrying value of the investments through an impairment charge. In November 2008, we entered into an agreement with UBS, which provides us certain rights to sell to UBS the auction-rate securities which were purchased through them. As of January 2, 2010, we held $24.0 million par value auction-rate securities purchased from UBS. We have the option to sell these securities to UBS at par value from June 30, 2010 through July 2, 2012. See Note 5, *Cash, Cash Equivalents and Investments*, to the Consolidated Financial Statements for additional information.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and supplementary data required by this item are included in Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of January 2, 2010 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures. There was no change in our internal controls during the fiscal quarter ended January 2, 2010 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of January 2, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we concluded that, as of January 2, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young LLP, issued an attestation report on our internal control over financial reporting. This report appears on page F-1.

Item 9B. Other Information

None.

Part III

Certain information required by Part III is omitted from this report because we intend to file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below is information regarding the executive officers and directors of Silicon Laboratories as of January 31, 2010.

Name	Age	Position
Navdeep S. Sooch	47	Chairman of the Board
Necip Sayiner	44	Chief Executive Officer, President and Director
William G. Bock	59	Chief Financial Officer and Senior Vice President
Jonathan D. Ivester	54	Senior Vice President of Worldwide Operations
Kurt W. Hoff	52	Vice President of Worldwide Sales
Paul V. Walsh, Jr.	45	Chief Accounting Officer and Vice President of Finance
David R. Welland	54	Vice President and Director
Harvey B. Cash	71	Director
Nelson C. Chan	48	Director
R. Ted Enloe III	71	Director
Kristen M. Onken	60	Director
Laurence G. Walker	61	Director
William P. Wood	54	Director

Navdeep S. Sooch co-founded Silicon Laboratories in August 1996 and has served as Chairman of the Board since our inception. Mr. Sooch served as our Chief Executive Officer from our inception through the end of fiscal 2003 and served as interim Chief Executive Officer from April 2005 to September 2005. From March 1985 until founding Silicon Laboratories, Mr. Sooch held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Vice President of Engineering, as well as Product Planning Manager of Strategic Marketing and Design Engineer. From May 1982 to March 1985, Mr. Sooch was a Design Engineer with AT&T Bell Labs. Mr. Sooch holds a B.S. in Electrical Engineering from the University of Michigan, Dearborn and an M.S. in Electrical Engineering from Stanford University. Mr. Sooch's prior experience as our Chief Executive Officer as well as a semiconductor designer provides him with extensive insight into our operations and qualifies him to serve as Chairman of the Company's Board of Directors.

Necip Sayiner has served as director, President and Chief Executive Officer since September 2005. Prior to joining Silicon Laboratories, Mr. Sayiner held various leadership positions at Agere Systems Inc. From August 2004 to September 2005, Mr. Sayiner served as Vice President and General Manager of Agere's Enterprise and Networking Division and from March 2002 to August 2004 he served as Vice President and General Manager of Agere's Networking IC Division. Mr. Sayiner holds a B.S. in electrical engineering and physics from Bosphorus University in Turkey, an M.S. in Electrical Engineering from Southern Illinois University, and a Ph.D. in Electrical Engineering from the University of Pennsylvania. Mr. Sayiner's experience and understanding of our business gained through his role as our President and Chief Executive Officer qualifies him to serve as a member of our Board of Directors.

William G. Bock has served as Senior Vice President of Finance and Administration and Chief Financial Officer since November 2006. Mr. Bock joined Silicon Laboratories as a director in March 2000, and served as Chairman of the audit committee until November 2006 when he stepped down from the Board of Directors to assume his current role. From April 2001 to November 2006, Mr. Bock participated in the venture capital industry, principally as a partner with CenterPoint Ventures. From February 1997 to March 2001, Mr. Bock led DAZEL Corporation, a provider of electronic information delivery systems, initially as its President and Chief Executive Officer and subsequent to its acquisition by Hewlett-Packard in June 1999 as an HP Vice President and General Manager. Prior to 1997, Mr. Bock served as Chief Operating Officer of Tivoli Systems, a client server software company acquired by IBM in March 1996, in senior sales and financial management positions with Convex Computer Corporation and began his career with Texas Instruments. Mr. Bock holds a B.S. in Computer Science from Iowa State University and an M.S. in Industrial Administration from Carnegie Mellon University.

Jonathan D. Ivester joined Silicon Laboratories in September 1997 as Vice President. He served as Vice President of Worldwide Operations since May 2005. Mr. Ivester was promoted to Senior Vice President of Worldwide Operations in June 2008. From May 1984 to September 1997, Mr. Ivester was with Applied Materials, a supplier of equipment and services to the semiconductor industry, and served as Director of Manufacturing and Director of U.S. Procurement in addition to various engineering and manufacturing management positions. Mr. Ivester was a scientist at Bechtel Corporation, an engineering and construction company, from 1980 to 1982 and at Abcor, Inc., an ultrafiltration company and subsidiary of Koch Industries, from 1978 to 1980. Mr. Ivester holds a B.S. in Chemistry from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Kurt W. Hoff has served as Vice President of Worldwide Sales for Silicon Laboratories since July 2007. From 2005 until July 2007, he managed the company's European sales and operations. Prior to joining Silicon Laboratories in 2005, Mr. Hoff served as president, chief executive officer and director of Cognio, a spectrum management company. Mr. Hoff also managed the operations and sales of C-Port Corporation, a network processor company acquired by Motorola in May 2000. Additionally, Mr. Hoff spent 10 years in various sales positions at AMD. Mr. Hoff holds an M.B.A. from the University of Chicago and a B.S. in Physics from the University of Illinois.

Paul V. Walsh, Jr. joined Silicon Laboratories in January 2004 as Director of Finance, Worldwide Operations, and was appointed Corporate Controller in May 2005. In November 2006, Mr. Walsh was promoted to Vice President and Chief Accounting Officer. In January 2009, Mr. Walsh was appointed to the Board of Directors of Grande Communications Holdings, Inc., a provider of cable, internet and phone services, where he also serves as the Chairman of the Audit Committee and as a member of the Finance Committee. Prior to joining Silicon Laboratories, Mr. Walsh was Site Controller from February 2003 to January 2004 with PerkinElmer, a supplier to the health sciences and photonics markets. From 1992 to 2003, Mr. Walsh held various operational, finance and management roles at Teradyne and Analog Devices. Mr. Walsh received his B.S. in Mechanical Engineering from the University of Maine, and an M.B.A from Boston University.

David R. Welland co-founded Silicon Laboratories in August 1996, has served as a Vice President and director since our inception and was appointed Fellow in March 2004. From November 1991 until founding Silicon Laboratories, Mr. Welland held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Senior Design Engineer. Mr. Welland holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Welland's years of experience as a semiconductor designer provide him with extensive insight into our operations and qualifies him to serve as a member of our Board of Directors.

Harvey B. Cash has served as a director of Silicon Laboratories since June 1997. Mr. Cash has served as general partner of InterWest Partners, a venture capital firm, since 1986. Mr. Cash currently serves on the Board of Directors of the following public companies: Ciena Corporation, a designer and manufacturer of dense wavelength division multiplexing systems for fiber optic networks; Argo Group International Holdings, Ltd., a specialty insurance company; and First Acceptance Corp, a provider of low-cost auto insurance. Mr. Cash holds a B.S. in Electrical Engineering from Texas A&M University and an M.B.A. from Western Michigan University. Mr. Cash's independence and experience as a director of various public companies as well as his prior operational experience as an executive qualifies him to serve as a member of our Board of Directors.

Nelson C. Chan has served as a director of Silicon Laboratories since September 2007. Mr. Chan is an independent consultant in the semiconductor and consumer electronics industry. From December 2006 through July 2009, Mr. Chan served as president and chief executive officer of Magellan, a leading maker of GPS devices for consumer and professional applications. He also serves on the board of directors of Synaptics Incorporated, a provider of user interface solutions for mobile electronic appliances. From 1992 through 2006, Mr. Chan served in various senior management positions with SanDisk Corporation, including most recently as Executive Vice President and General Manager of the Consumer Business. From 1983 to 1992, Mr. Chan held various marketing and engineering positions at Chips and Technologies, Signetics, and Delco Electronics. Mr. Chan holds a B.S. in Electrical and Computer Engineering from the University of California at Santa Barbara, and an M.B.A. from Santa Clara University. Mr. Chan's independence and prior experience as an executive officer and current experience as a consultant with companies in the semiconductor and consumer electronics industry qualifies him to serve as a member of our Board of Directors.

R. Ted Enloe III has served as a director of Silicon Laboratories since April 2003. Mr. Enloe is currently the Managing General Partner of Balquita Partners, Ltd., a family investment firm. Previously, Mr. Enloe served as President and Chief Executive Officer of Optisoft, Inc., a provider of intelligent traffic signal platforms. Mr. Enloe formerly served as Vice Chairman and member of the office of chief executive of Compaq Computer Corporation. He also served as President of Lomas Financial Corporation and Liberté Investors for more than 15 years. Mr. Enloe co-founded a number of other publicly held firms, including Capstead Mortgage Corp., Tyler Cabot Mortgage Securities Corp., and Seaman's Corp. Mr. Enloe currently serves on the Board of Directors of Leggett & Platt, Inc. and Live Nation, Inc. Mr. Enloe holds a B.S. in Engineering from Louisiana Polytechnic University and a J.D. from Southern Methodist University. Mr. Enloe's combination of independence, qualification as an audit committee financial expert and his experience, including past experience as an executive officer and current and past experience as a director of various public companies, qualifies him to serve as a member of our Board of Directors.

Kristen M. Onken has served as a director of Silicon Laboratories since September 2007. Ms. Onken retired from Logitech in May 2006, a maker of electronics peripherals, where she served as Senior Vice President, Finance, and Chief Financial Officer from February 1999 to May 2006. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation, the U.S. subsidiary of the Japanese electronics manufacturer. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems initially as Controller of the Southwest Area, and later as Director of Finance, Sun Professional Services. Ms. Onken served on the Board of Directors as well as the Audit Committee of Biosensors International Group Ltd, a Singapore Company, from August 2006 to July 2008. Ms. Onken holds a B.S. from Southern Illinois University, and an M.B.A. in Finance from the University of Chicago. Ms. Onken's independence, prior experience as the Chief Financial Officer of Logitech and her finance and Audit Committee roles with other technology companies qualifies her to serve as a member of our Board of Directors.

Laurence G. Walker has served as a director of Silicon Laboratories since June 2003. Previously, Mr. Walker co-founded and served as Chief Executive Officer of C-Port Corporation, a pioneer in the network processor industry, which was acquired by Motorola in 2000. Following the acquisition, Mr. Walker served as Vice President of Strategy for Motorola's Network and Computing Systems Group and then as Vice President and General Manager of the Network and Computing Systems Group until 2002. From August 1996 to May 1997, Mr. Walker served as Chief Executive Officer of CertCo, a digital certification supplier. Mr. Walker served as Vice President and General Manager,

Network Products Business Unit, of Digital Equipment Corporation, a computer hardware company, from January 1994 to July 1996. From 1981 to 1994, he held a variety of other management positions at Digital Equipment Corporation. Mr. Walker holds a B.S. in Electrical Engineering from Princeton University and an M.S. and Ph.D. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Walker's combination of independence and his experience, including past experience as an executive officer, qualifies him to serve as a member of our Board of Directors.

William P. Wood has served as a director of Silicon Laboratories since March 1997 and as Lead Director since December 2005. Since 1996, Mr. Wood has also served as general partner of various funds associated with Silverton Partners, a venture capital firm. From 1984 to 2003, Mr. Wood was a general partner, and for certain funds created since 1996, a special limited partner, of various funds associated with Austin Ventures, a venture capital firm. Mr. Wood holds a B.A. in History from Brown University and an M.B.A. from Harvard University. Mr. Wood's combination of independence and his experience, including past experience as an investor in numerous semiconductor and technology companies, qualifies him to serve as a member of our Board of Directors.

The remaining information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Proposal One: Election of Directors", "Executive Compensation", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics."

Item 11. Executive Compensation

The information under the caption "Executive Compensation" and "Proposal One: Election of Directors" appearing in the Proxy Statement, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Ownership of Securities" and "Equity Compensation Plan Information" appearing in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the caption "Certain Relationships and Related Transactions, and Director Independence" appearing in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the caption "Proposal Two: Ratification of Appointment of Independent Registered Public Accounting Firm" appearing in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

Index

	Page
Report of independent registered public accounting firm	F-1
Report of independent registered public accounting firm	F-2
Consolidated Balance Sheets at January 2, 2010 and January 3, 2009	F-3
Consolidated Statements of Income for the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007	F-4
Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007	F-6
Notes to Consolidated Financial Statements	F-7

2. Schedules

All schedules have been omitted since the information required by the schedule is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

3. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the Consolidated Financial Statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

(b) Exhibits

Exhibit Number	
2.1*	Agreement and Plan of Reorganization, dated June 24, 2008, by and among Silicon Laboratories Inc., Irving Merger Sub, Inc., Integration Associates Incorporated and Shareholder Representative Services, LLC (filed as Exhibit 2.1 to the Form 8-K filed June 25, 2008).
3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Securities and Exchange Commission File No. 333-94853) (the "IPO Registration Statement")).
3.2*	Second Amended and Restated Bylaws of Silicon Laboratories Inc (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).
4.1*	Specimen certificate for shares of common stock (filed as Exhibit 4.1 to the IPO Registration Statement).
10.1*	Form of Indemnification Agreement between Silicon Laboratories Inc. and each of its directors and executive officers (filed as Exhibit 10.1 to the IPO Registration Statement).

Exhibit Number	
10.2*+	Silicon Laboratories Inc. 2000 Stock Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Securities and Exchange Commission File No. 333-60794) filed on May 11, 2001).
10.3*+	Form of Stock Option Agreement and Notice of Grant of Stock Option under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.4*+	Form of Addendum to Stock Option Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.5*+	Form of Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.6*+	Form of Addendum to Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.7*+	Silicon Laboratories Inc. Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
10.8*+	Employment Agreement dated August 30, 2005 between Silicon Laboratories Inc. and Dr. Necip Sayiner (filed as Exhibit 10.1 to the Form 8-K filed September 12, 2005).
10.9*+	Employment Agreement dated November 3, 2006 between Silicon Laboratories Inc. and William Bock (filed as Exhibit 10.1 to the Form 8-K filed November 8, 2006).
10.10*	Lease, Deed of Trust and Security Agreement dated March 30, 2006 among Silicon Laboratories Inc., BAL Investment & Advisory, Inc. and Gary S. Farmer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 5, 2006).
10.11*	Participation Agreement dated March 30, 2006 among Silicon Laboratories Inc., BAL Investment & Advisory, Inc., Wells Fargo Bank Northwest, National Association and various other financial institutions named therein (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 5, 2006).
10.12*	Sale and Purchase Agreement dated February 8, 2007 by and between NXP B.V., NXP Semiconductors France SAS, Silicon Laboratories Inc. and Silicon Laboratories International Pte. Ltd. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 9, 2007).
10.13*	Intellectual Property License Agreement dated as of March 23, 2007, by and among Silicon Laboratories Inc., Silicon Laboratories International Pte. Ltd., NXP B.V. and NXP Semiconductors France SAS (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 29, 2007).
10.14*+	Amendment to Stock Options Agreement between Silicon Laboratories Inc. and William G. Bock dated July 19, 2007 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 20, 2007).
10.15*	Lease, Deed of Trust and Security Agreement dated March 14, 2008 among Silicon Laboratories Inc., BA Leasing BSC, LLC and Gary S. Farmer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 19, 2008).

Exhibit Number	
10.16*	Participation Agreement dated March 14, 2008 among Silicon Laboratories Inc., BA Leasing BSC, LLC, Wells Fargo Bank Northwest, National Association and various other financial institutions named therein (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 19, 2008).
10.17*+	Silicon Laboratories Inc. 2009 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.18*+	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.19*+	Form of Restricted Stock Units Grant Notice and Restricted Stock Units Award Agreement under Registrant's 2009 Stock Incentive Plan (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.20*+	Form of Stock Option Grant Notice and Stock Option Award Agreement under Registrant's 2009 Stock Incentive Plan (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.21*+	Silicon Laboratories Inc. 2010 Bonus Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 29, 2010).
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page to this Form 10-K).
31.1	Certification of the Principal Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification as required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference to the indicated filing.

\+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on February 10, 2010.

SILICON LABORATORIES INC.

By: /s/ NECIP SAYINER

Necip Sayiner
President and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Necip Sayiner and William G. Bock, and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ NAVDEEP S. SOOCH Navdeep S. Sooch	Chairman of the Board	February 10, 2010
/s/ NECIP SAYINER Necip Sayiner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2010
/s/ WILLIAM G. BOCK William G. Bock	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2010
/s/ PAUL V. WALSH, JR. Paul V. Walsh, Jr.	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 10, 2010

Name	Title	Date
/s/ DAVID R. WELLAND David R. Welland	Vice President and Director	February 10, 2010
/s/ HARVEY B. CASH Harvey B. Cash	Director	February 10, 2010
/s/ NELSON C. CHAN Nelson C. Chan	Director	February 10, 2010
/s/ ROBERT TED ENLOE, III Robert Ted Enloe, III	Director	February 10, 2010
/s/ KRISTEN M. ONKEN Kristen M. Onken	Director	February 10, 2010
/s/ LAURENCE G. WALKER Laurence G. Walker	Director	February 10, 2010
/s/ WILLIAM P. WOOD William P. Wood	Director	February 10, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silicon Laboratories Inc.

We have audited Silicon Laboratories Inc.'s internal control over financial reporting as of January 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silicon Laboratories Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Silicon Laboratories Inc. maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Silicon Laboratories Inc. as of January 2, 2010 and January 3, 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 2, 2010 of Silicon Laboratories Inc. and our report dated February 10, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 10, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silicon Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. as of January 2, 2010 and January 3, 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 2, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Laboratories Inc. at January 2, 2010 and January 3, 2009, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 2, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Silicon Laboratories Inc.'s internal control over financial reporting as of January 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 10, 2010

Silicon Laboratories Inc.
Consolidated Balance Sheets
(in thousands, except per share data)

	January 2, 2010	January 3, 2009
Assets		
Current assets:		
Cash and cash equivalents	$195,737	$172,272
Short-term investments	214,486	101,267
Accounts receivable, net of allowance for doubtful accounts of $567 at January 2, 2010 and $1,011 at January 3, 2009	56,128	36,144
Inventories	31,512	28,293
Deferred income taxes	7,620	6,439
Prepaid expenses and other current assets	18,515	18,297
Total current assets	523,998	362,712
Long-term investments	24,676	51,821
Property and equipment, net	27,785	30,496
Goodwill	105,109	105,515
Other intangible assets, net	41,886	49,728
Other assets, net	19,384	23,973
Total assets	$742,838	$624,245
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 28,759	$ 22,274
Accrued expenses	25,399	29,119
Deferred income on shipments to distributors	28,470	21,599
Income taxes	6,011	4
Total current liabilities	88,639	72,996
Long-term obligations and other liabilities	24,403	48,789
Total liabilities	113,042	121,785
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—$0.0001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$0.0001 par value; 250,000 shares authorized; 45,772 and 44,613 shares issued and outstanding at January 2, 2010 and January 3, 2009, respectively	5	4
Additional paid-in capital	128,262	75,711
Retained earnings	505,885	432,793
Accumulated other comprehensive loss	(4,356)	(6,048)
Total stockholders' equity	629,796	502,460
Total liabilities and stockholders' equity	$742,838	$624,245

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Revenues	$441,020	$415,630	$337,461
Cost of revenues	161,267	159,845	130,225
Gross margin	279,753	255,785	207,236
Operating expenses:			
Research and development	104,394	101,205	89,320
Selling, general and administrative	108,848	100,674	94,819
In-process research and development	—	10,250	—
Operating expenses	213,242	212,129	184,139
Operating income	66,511	43,656	23,097
Other income (expense):			
Interest income	2,725	10,449	24,525
Interest expense	(180)	(433)	(628)
Other income (expense), net	(90)	(556)	(469)
Income from continuing operations before income taxes	68,966	53,116	46,525
Provision (benefit) for income taxes	(4,126)	20,181	6,838
Income from continuing operations	73,092	32,935	39,687
Income from discontinued operations, net of income taxes	—	—	165,149
Net income	$ 73,092	$ 32,935	$204,836
Basic earnings per share:			
Income from continuing operations	$ 1.62	$ 0.68	$ 0.72
Net income	$ 1.62	$ 0.68	$ 3.74
Diluted earnings per share:			
Income from continuing operations	$ 1.57	$ 0.67	$ 0.70
Net income	$ 1.57	$ 0.67	$ 3.64
Weighted-average common shares outstanding:			
Basic	45,023	48,109	54,826
Diluted	46,542	48,989	56,321

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Common Stock					
	Number of Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance as of December 30, 2006	54,802	$ 5	$ 373,655	$195,022	$ —	$ 568,682
Net income	—	—	—	204,836	—	204,836
Stock issuances under employee plans, net of shares withheld for taxes	2,445	—	41,536	—	—	41,536
Income tax benefit from employee stock-based awards	—	—	4,696	—	—	4,696
Repurchases of common stock	(4,437)	—	(163,182)	—	—	(163,182)
Stock compensation	—	—	46,977	—	—	46,977
Balance as of December 29, 2007	52,810	5	303,682	399,858	—	703,545
Comprehensive income:						
Net income	—	—	—	32,935	—	32,935
Unrealized losses on available-for-sale securities, net of tax of $1,297	—	—	—	—	(2,406)	(2,406)
Unrealized losses on cash flow hedges, net of tax of $1,961	—	—	—	—	(3,642)	(3,642)
Total comprehensive income						26,887
Stock issuances under employee plans, net of shares withheld for taxes	972	—	4,266	—	—	4,266
Income tax benefit from employee stock-based awards	—	—	963	—	—	963
Repurchases of common stock	(9,371)	(1)	(280,286)	—	—	(280,287)
Stock compensation	—	—	40,565	—	—	40,565
Purchase acquisition	202	—	6,521	—	—	6,521
Balance as of January 3, 2009	44,613	4	75,711	432,793	(6,048)	502,460
Comprehensive income:						
Net income	—	—	—	73,092	—	73,092
Unrealized gains on available-for-sale securities, net of tax of $522	—	—	—	—	969	969
Unrealized gains on cash flow hedges, net of tax of $389	—	—	—	—	723	723
Total comprehensive income						74,784
Stock issuances under employee plans, net of shares withheld for taxes	1,669	1	25,186	—	—	25,187
Income tax benefit from employee stock-based awards	—	—	3,890	—	—	3,890
Repurchases of common stock	(633)	—	(20,181)	—	—	(20,181)
Stock compensation	123	—	43,656	—	—	43,656
Balance as of January 2, 2010	45,772	$ 5	$ 128,262	$505,885	$(4,356)	$ 629,796

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended		
	January 2, 2010	**January 3, 2009**	**December 29, 2007**
Operating Activities			
Net income	$ 73,092	$ 32,935	$ 204,836
Adjustments to reconcile net income to cash provided by operating activities:			
Income from discontinued operations	—	—	(165,149)
Depreciation of property and equipment	11,887	10,766	11,105
Loss on disposal of property and equipment	33	685	64
Amortization of other intangible assets and other assets	7,842	7,858	4,980
Stock compensation expense	43,974	40,669	39,978
Purchased in-process research and development	—	10,250	—
Income tax benefit from employee stock-based awards	2,422	832	2,997
Excess income tax benefit from employee stock-based awards	(1,862)	(888)	(1,959)
Deferred income taxes	1,896	1,816	(153)
Changes in operating assets and liabilities:			
Accounts receivable	(19,657)	19,619	(14,554)
Inventories	(3,216)	3,729	(6,393)
Prepaid expenses and other assets	3,362	11,412	9,271
Accounts payable	8,036	(5,634)	(3,129)
Accrued expenses	(825)	(6,202)	3,060
Deferred income on shipments to distributors	6,871	(6,849)	7,880
Income taxes	(12,914)	(1,316)	(48,847)
Net cash provided by operating activities of continuing operations	120,941	119,682	43,987
Investing Activities			
Purchases of available-for-sale investments	(237,968)	(151,470)	(555,798)
Proceeds from sales and maturities of marketable securities	153,275	304,928	565,336
Purchases of property and equipment	(8,943)	(12,525)	(5,387)
Proceeds from the sale of assets	—	14,265	270,750
Purchases of other assets	(6,408)	(7,551)	(9,502)
Acquisitions of businesses, net of cash acquired	(4,300)	(78,477)	(8,540)
Net cash provided by (used in) investing activities of continuing operations	(104,344)	69,170	256,859
Financing Activities			
Proceeds from issuance of common stock, net of shares withheld for taxes	25,187	4,264	15,362
Excess income tax benefit from employee stock-based awards	1,862	888	1,959
Repurchases of common stock	(20,181)	(286,140)	(157,332)
Net cash provided by (used in) financing activities of continuing operations	6,868	(280,988)	(140,011)
Discontinued Operations			
Operating activities	—	—	10,794
Investing activities	—	—	(1,654)
Financing activities	—	—	26,245
Net cash provided by discontinued operations	—	—	35,385
Increase (decrease) in cash and cash equivalents	23,465	(92,136)	196,220
Cash and cash equivalents at beginning of period	172,272	264,408	68,188
Cash and cash equivalents at end of period	$ 195,737	$ 172,272	$ 264,408
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 279	$ 440	$ 703
Income taxes paid	$ 4,500	$ 18,613	$ 49,191

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. Description of Business

Silicon Laboratories Inc. (the "Company"), a Delaware corporation, develops and markets mixed-signal analog intensive integrated circuits (ICs) for a broad range of applications for global markets. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the ICs are manufactured by third-party foundry semiconductor companies.

In March 2007, the Company sold its Aero transceiver, AeroFONE single-chip phone and power amplifier product lines (the "Aero product lines") to NXP B.V. and NXP Semiconductors France SAS (collectively "NXP"). The financial results of the sold product lines have been presented as discontinued operations in the Consolidated Financial Statements. See Note 3, *Discontinued Operation*, for additional information.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares financial statements on a 52-53 week year that ends on the Saturday closest to December 31. Fiscal 2009 had 52 weeks and ended January 2, 2010. Fiscal 2008 had 53 weeks with the extra week occurring in the first quarter of the year and ended January 3, 2009. Fiscal year 2007 had 52 weeks and ended December 29, 2007. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Transactions

The functional currency of the Company's foreign subsidiaries is the U.S. dollar; accordingly, all gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are included in net income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to inventories, stock compensation, investments in auction-rate securities, goodwill, long-lived assets and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The fair values of the Company's financial instruments are recorded using a hierarchal disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities. The three levels are described below:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Inputs are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company's own data.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits, money market funds and investments in debt securities with original maturities of ninety days or less when purchased.

Investments

The Company's investments consist primarily of U.S. government agency bonds and discount notes, corporate bonds, municipal bonds, U.S. Treasury bills, commercial paper, international government bonds and auction-rate securities. These securities typically have original maturities greater than ninety days as of the date of purchase and are classified as available-for-sale or trading securities. Investments in available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheet. Investments in trading securities are reported at fair value, with both realized and unrealized gains and losses recorded in other income (expense), net in the Consolidated Statement of Income. Investments in which the Company has the ability and intent, if necessary, to liquidate in order to support its current operations (including those with contractual maturities greater than one year from the date of purchase) are classified as short-term. The Company's long-term investments consist of auction-rate securities.

The Company reviews its available-for-sale investments as of the end of each reporting period for other-than-temporary declines in fair value based on the specific identification method. The Company considers various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, changes in underlying credit ratings, forecasted recovery, its intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. When the Company concludes that an other-than-temporary impairment has occurred, the Company assesses whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery. If either of these two conditions is met, the Company recognizes a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an

2. Significant Accounting Policies (Continued)

amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive loss.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage exposures to the variability of interest rates used to calculate base rents for its corporate headquarters leases. The Company's objective is to offset increases and decreases in expenses resulting from changes in interest rates with losses and gains on the derivative contracts, thereby reducing volatility of earnings. The Company does not use derivative contracts for speculative purposes. The effective portion of the gain or loss on interest rate swaps is recorded in accumulated other comprehensive loss as a separate component of stockholders' equity and is subsequently recognized in earnings when the hedged exposure affects earnings. Cash flows from derivatives are classified as cash flows from operating activities in the Consolidated Statement of Cash Flows.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets ranging from three to five years. Leasehold improvements are depreciated over the contractual lease period or their useful life, whichever is shorter.

Long-Lived Assets

Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, ranging from four to twelve years.

Long-lived assets "held and used" by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives, against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

The carrying value of goodwill is reviewed at least annually by the Company for possible impairment. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the company or reporting unit to the net book value of the company or reporting unit. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the results of the first step demonstrate that the net book value is greater than the fair value, the Company must proceed to step two of the analysis. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal

2. Significant Accounting Policies (Continued)

to that excess. The Company tests goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

Revenue Recognition

Revenues are generated almost exclusively by sales of the Company's ICs. The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Generally, revenue from product sales to direct customers and contract manufacturers is recognized upon shipment.

A portion of the Company's sales are made to distributors under agreements allowing certain rights of return and price protection related to the final selling price to the end customers. Accordingly, the Company defers revenue and cost of revenue on such sales until the distributors sell the product to the end customers. The net balance of deferred revenue less deferred cost of revenue associated with inventory shipped to a distributor but not yet sold to an end customer is recorded in the "deferred income on shipments to distributors" liability on the Consolidated Balance Sheet. Such net deferred income balance reflects the Company's estimate of the impact of rights of return and price protection.

Shipping and Handling

Shipping and handling costs are classified as a component of cost of revenues in the Consolidated Statements of Income.

Stock-Based Compensation

The Company has stock-based compensation plans, which are more fully described in Note 13, *Stock-Based Compensation*. The Company accounts for those plans using a fair-value method and recognizes the expense in its Consolidated Statement of Income.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $1.5 million, $1.7 million and $1.1 million and in fiscal 2009, 2008 and 2007, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax laws and related rates that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheet. The Company then assesses the likelihood that the deferred tax assets will be recovered from future taxable income. A valuation allowance is established against deferred tax assets to the extent the Company believes that recovery is not likely based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible.

2. Significant Accounting Policies (Continued)

Uncertain tax positions must meet a more-likely-than-not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement. See further discussion in Note 16, *Income Taxes*.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued the following:

- FASB Accounting Standards Codification (ASC) 820-10-65, formerly FASB Staff Position (FSP) FAS No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This ASC also includes guidance on identifying circumstances that indicate a transaction is not orderly.
- FASB ASC 320-10-65, formerly FSP No. FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.
- FASB ASC 825-10-65, formerly FSP No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.

These ASCs are effective for reporting periods ending after June 15, 2009 and were adopted by the Company on April 5, 2009. The adoption of the ASCs did not have a material impact on the Company's financial statements.

In June 2008, the FASB issued FASB ASC 260-10-45, formerly FSP Emerging Issues Task Force (EITF) 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. ASC 260-10-45 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method described in FASB ASC 260, *Earnings per Share*. ASC 260-10-45 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years on a retrospective basis. The Company adopted ASC 260-10-45 at the beginning of fiscal 2009. The adoption did not have a material impact on the Company's financial statements.

3. Discontinued Operation

In March 2007, the Company sold its Aero product lines to NXP for $285 million in cash, plus additional earn-out potential of up to an aggregate of $65 million over the next three years. To date, no additional earn-out has been recognized from this transaction.

3. Discontinued Operation (Continued)

The financial results of the sold product lines have been presented as discontinued operations in the Consolidated Financial Statements. The following summarizes results from the discontinued operations (in thousands, except per share data):

	Year Ended December 29, 2007
Revenues	$ 46,310
Costs of revenues and operating expenses	43,810
	2,500
Gain on sale of discontinued operations	224,887
Income from discontinued operations before income taxes	227,387
Provision for income taxes	62,238
Income from discontinued operations, net of income taxes	$165,149
Income from discontinued operations per common share:	
Basic	$ 3.02
Diluted	$ 2.94
Weighted-average common shares outstanding:	
Basic	54,826
Diluted	56,321

During fiscal 2007, the Company made $45.0 million of estimated tax payments due primarily to the gain on the sale of its Aero product lines and received $26.2 million for the exercise of stock options from employees who were hired by NXP associated with the sale of the Aero products.

Continuing Involvement

In connection with the closing of the sale, the Company entered into certain ancillary agreements with NXP, including a Transition Services Agreement ("TSA") and an Intellectual Property License Agreement ("IPLA"). Through the TSA, the Company subleased certain premises to NXP and provided various temporary support services, such as IT support services. Such services were provided for approximately six months from the closing date and are no longer being provided. The fees for these services were generally equivalent to the Company's cost and were approximately $3.9 million in fiscal 2007. Through the IPLA, the Company granted NXP a license with respect to retained intellectual property and NXP granted a license to the Company with respect to transferred intellectual property. However, these cross-license agreements do not involve the receipt or payment of any royalties and therefore are not considered to be a component of continuing involvement.

4. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations (in thousands, except per share data):

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Income from continuing operations	$73,092	$32,935	$39,687
Shares used in computing basic earnings per share	45,023	48,109	54,826
Effect of dilutive securities:			
Stock options and awards	1,519	880	1,495
Shares used in computing diluted earnings per share	46,542	48,989	56,321
Income from continuing operations			
Basic earnings per share	$ 1.62	$ 0.68	$ 0.72
Diluted earnings per share	$ 1.57	$ 0.67	$ 0.70

Approximately 2.1 million, 4.2 million and 4.0 million weighted-average dilutive potential shares of common stock have been excluded from the diluted earnings per share calculation for fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007, respectively, as they were anti-dilutive.

5. Cash, Cash Equivalents and Investments

The Company's cash equivalents and short-term investments consist primarily of money market funds, U.S. government agency bonds and discount notes, corporate bonds, municipal bonds, U.S. Treasury bills, U.S. government bonds, commercial paper, international government bonds and auction-rate securities purchased through UBS ("UBS auction-rate securities"). The Company's long-term investments consist of non-UBS auction-rate securities. Early in fiscal 2008, auctions for many of the Company's auction-rate securities failed because sell orders exceeded buy orders. As of January 2, 2010, the Company held $51.3 million par value auction-rate securities, all of which have experienced failed auctions. The underlying assets of the securities consisted of student loans and municipal bonds, of which $47.3 million were guaranteed by the U.S. government and the remaining $4.0 million were privately insured. As of January 2, 2010, $40.3 million of the auction-rate securities had credit ratings of AAA, $4.0 million had credit ratings of AA and $7.0 million had a credit rating of BBB. These securities had contractual maturity dates ranging from 2025 to 2046 and with current yields of 0.46% to 2.79% per year at January 2, 2010. The Company is receiving the underlying cash flows on all of its auction-rate securities. The principal amounts associated with failed auctions are not expected to be accessible until a successful auction occurs, the issuer redeems the securities, a buyer is found outside of the auction process or the underlying securities mature. The Company is unable to predict if these funds will become available before their maturity dates.

5. Cash, Cash Equivalents and Investments (Continued)

In November 2008, the Company entered into an agreement with UBS AG, which provides the Company certain rights to sell to UBS the auction-rate securities which were purchased through them. As of January 2, 2010, the Company held $24.0 million par value auction-rate securities purchased from UBS. The Company has the option to sell these securities to UBS at par value from June 30, 2010 through July 2, 2012. UBS, at its discretion, may purchase or sell these securities on the Company's behalf at any time provided the Company receives par value for the securities sold. The issuers of the auction-rate securities continue to have the right to redeem the securities at their discretion. The agreement allows for the continuation of the accrual and payment of interest due on the securities. The agreement also provides the Company with access to loans of up to 75% of the market value of the unredeemed securities until June 30, 2010. These loans would carry interest rates which would be consistent with the interest income on the related auction-rate securities. As of January 2, 2010, the Company had no loans outstanding under this agreement.

The Company's right to sell the auction-rate securities to UBS commencing June 30, 2010 represents a put option for a payment equal to the par value of the auction-rate securities. As the put option is non-transferable and cannot be attached to the auction-rate securities if they are sold to another entity other than UBS, it represents a freestanding instrument between the Company and UBS. The Company elected to record the put option at fair value. During fiscal 2008, the Company recorded a gain of $5.0 million representing (a) the initial fair value of the put option, and (b) the changes in the fair value of the put option from November to the end of the year. The Company has classified the UBS auction-rate securities as trading securities and, accordingly, recognizes changes in fair value in earnings. During fiscal 2008, the Company recorded a loss of $5.1 million representing (a) the transfer of the UBS auction-rate securities from available-for-sale to trading securities and, accordingly, recognizing the unrealized losses previously recorded in accumulated other comprehensive loss in earnings at the election date, and (b) the subsequent changes in fair value from the election date to the end of the year. Both the gain from recording the put option at fair value and the loss due to the transfer from available-for-sale to trading securities, as well as subsequent fair value adjustments, were recorded in "other income (expense), net". Adjustments to the fair values of the put option and the trading securities generally offset each other. The Company intends to exercise its option to sell its UBS auction-rate securities to UBS on June 30, 2010 and has therefore classified both the UBS auction-rate securities and the related put option as short-term investments as of January 2, 2010.

The Company does not expect to need access to the capital represented by any of its auction-rate securities prior to their maturities. The Company does not intend to sell, and believes it is not more likely than not that it will be required to sell, its non-UBS auction-rate securities before their anticipated recovery in market value or final settlement at the underlying par value. The Company believes that the credit ratings and credit support of the security issuers indicate that they have the ability to settle the securities at par value. As such, the Company has determined that no material other-than-temporary impairment losses existed as of January 2, 2010.

5. Cash, Cash Equivalents and Investments (Continued)

The Company's cash, cash equivalents and investments consist of the following (in thousands):

	January 2, 2010			
	Cost	Gross Unrealized Losses	Gross Unrealized Gains	Fair Value
Cash and Cash Equivalents:				
Cash on hand	$ 21,622			$ 21,622
Available-for-sale securities:				
Money market funds	167,139	$ —	$ —	167,139
U.S. Treasury bills	5,000	—	—	5,000
U.S. government agency	2,000	(24)	—	1,976
Total available-for-sale securities	174,139	(24)	—	174,115
Total cash and cash equivalents	$195,761	$ (24)	$ —	$195,737
Short-term Investments:				
Available-for-sale securities:				
Corporate bonds	$ 74,431	$ (133)	$188	$ 74,486
U.S. government agency	41,790	(1)	32	41,821
Municipal bonds	37,401	(3)	132	37,530
U.S. Treasury bills	21,488	—	7	21,495
International government bonds	12,467	(10)	6	12,463
Commercial paper	2,699	—	—	2,699
Total available-for-sale securities	$190,276	$ (147)	$365	190,494
Trading securities:				
Auction rate securities and put option				23,992
Total short-term investments				$214,486
Long-term Investments:				
Available-for-sale securities:				
Auction rate securities	$ 27,325	$(2,649)	$ —	$ 24,676
Total long-term investments	$ 27,325	$(2,649)	$ —	$ 24,676

5. Cash, Cash Equivalents and Investments (Continued)

	January 3, 2009			
	Cost	Gross Unrealized Losses	Gross Unrealized Gains	Fair Value
Cash and Cash Equivalents:				
Cash on hand	$ 21,544			$ 21,544
Available-for-sale securities:				
Money market funds	150,728	$ —	$ —	150,728
Total cash and cash equivalents	$172,272	$ —	$ —	$172,272
Short-term Investments:				
Available-for-sale securities:				
Municipal bonds	$ 88,907	$ (1)	$ 504	$ 89,410
U.S. government agency	10,001	—	56	10,057
	$ 98,908	$ (1)	$ 560	99,467
Trading securities:				
Auction rate securities				1,800
Total short-term investments				$101,267
Long-term Investments:				
Available-for-sale securities:				
Auction-rate securities	$ 30,000	$(4,260)	$ —	$ 25,740
Trading securities:				
Auction rate securities and put option				26,081
Total long-term investments				$ 51,821

The available-for-sale investments that were in a continuous unrealized loss position as of January 2, 2010, aggregated by length of time that individual securities have been in a continuous loss position, were as follows (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds	$39,513	$(133)	$ —	$ —	$39,513	$ (133)
Auction rate securities	—	—	24,676	(2,649)	24,676	(2,649)
International government bonds	5,213	(10)	—	—	5,213	(10)
U.S. government agency	4,978	(25)	—	—	4,978	(25)
Municipal bonds	1,643	(3)	—	—	1,643	(3)
	$51,347	$(171)	$24,676	$(2,649)	$76,023	$(2,820)

All of the Company's available-for-sale investments with gross unrealized losses as of January 3, 2009 had been in a continuous loss position for less than 12 months. The gross unrealized losses as of

5. Cash, Cash Equivalents and Investments (Continued)

January 2, 2010 and January 3, 2009 were due primarily to the illiquidity of the Company's auction-rate securities and, to a lesser extent, to changes in market interest rates.

The following summarizes the contractual underlying maturities of the Company's available-for-sale investments at January 2, 2010 (in thousands):

	Cost	Fair Value
Due in one year or less	$282,067	$282,263
Due after one year through three years	82,348	82,346
Due after ten years	27,325	24,676
	$391,740	$389,285

In addition, the Company has made equity investments in non-publicly traded companies that it accounts for under the cost method. The Company periodically reviews these investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair values when it determines that an other-than-temporary decline has occurred.

6. Derivative Financial Instruments

The Company is exposed to interest rate fluctuations in the normal course of its business, including through its corporate headquarters leases. The base rents for these leases are calculated using a variable interest rate based on the three-month LIBOR. The Company has entered into interest rate swap agreements with notional values of $44.3 million and $50.1 million and, effectively, fixed the rent payment amounts on these leases through March 2011 and March 2013, respectively. The interest rate swap agreements are designated and qualify as cash flow hedges.

The Company estimates the fair values of derivatives based on quoted prices and market observable data of similar instruments. If the lease agreements or the interest rate swap agreements are terminated prior to maturity, the fair value of the interest rate swaps recorded in accumulated other comprehensive loss may be recognized in the Consolidated Statement of Income based on an assessment of the agreements at the time of termination. The Company did not discontinue any cash flow hedges in any of the periods presented.

The Company measures the effectiveness of its cash flow hedges by comparing the change in fair value of the hedged item with the change in fair value of the interest rate swap. The Company recognizes ineffective portions of the hedge, as well as amounts not included in the assessment of effectiveness, in the Consolidated Statement of Income. As of January 2, 2010, no portions of the gains or losses from the hedging instruments were excluded from the assessment of effectiveness. There was no hedge ineffectiveness for any of the periods presented.

The Company's derivative financial instruments consisted of the following (in thousands):

	January 2, 2010	
	Balance Sheet Location	Fair Value
Interest rate swaps	Long-term obligations and other liabilities	$4,491

6. Derivative Financial Instruments (Continued)

The before-tax effect of derivative instruments in cash flow hedging relationships was as follows (in thousands):

	Loss Recognized in OCI on Derivatives (Effective Portion) during the Year Ended		Location of Loss Reclassified into Income	Loss Reclassified from Accumulated OCI into Income (Effective Portion) during the Year Ended	
	January 2, 2010	January 3, 2009		January 2, 2010	January 3, 2009
Interest rate swaps	$(1,681)	$(5,615)	Rent expense	$(2,792)	$(12)

The Company expects to reclassify $3.0 million of its interest rate swap losses included in accumulated other comprehensive loss as of January 2, 2010 into earnings in the next 12 months, which is offset by lower rent payments.

The Company's interest rate swap agreements contain provisions that require it to maintain unencumbered cash and highly-rated short-term investments of at least $150 million. If the Company's unencumbered cash and highly-rated short-term investments are less than $150 million, it would be required to post collateral with the counterparty in the amount of the fair value of the interest rate swap agreements in net liability positions. Both of the Company's interest rate swaps were in a net liability position at January 2, 2010. No collateral has been posted with the counterparties as of January 2, 2010.

7. Fair Value of Financial Instruments

The following summarizes the valuation of the Company's financial instruments (in thousands). The tables do not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value Measurements at January 2, 2010 Using			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents	$174,115	$ —	$ —	$174,115
Short-term investments(1)	190,494	—	23,992	214,486
Long-term investments(2)	—	—	24,676	24,676
	$364,609	$ —	$48,668	$413,277
Liabilities				
Derivative instruments	$ —	$4,491	$ —	$ 4,491
	$ —	$4,491	$ —	$ 4,491

(1) Included in the Company's short-term investments are $74.5 million of corporate debt securities, $41.8 million of U.S. government agency debt securities, $37.5 million of municipal debt securities, $21.5 million of U.S. Treasury bills, $12.5 million of international government debt securities, $2.7 million of commercial paper and $20.9 million of UBS auction-rate securities classified as trading together with $3.1 million for a put option.

(2) The Company's long-term investments consist entirely of available-for-sale auction-rate securities.

7. Fair Value of Financial Instruments (Continued)

	Fair Value Measurements at January 3, 2009 Using			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents	$150,728	$ —	$ —	$150,728
Short-term investments(1)	101,267	—	—	101,267
Long-term investments(2)	—	—	51,821	51,821
	$251,995	$ —	$51,821	$303,816
Liabilities				
Derivative instruments	$ —	$5,603	$ —	$ 5,603
	$ —	$5,603	$ —	$ 5,603

(1) Included in the Company's short term investments are $89.4 million of municipal debt securities, $10.1 million of U.S. government agency debt securities and $1.8 million of auction-rate securities which settled shortly after year end.

(2) Included in the Company's long term investments are $25.7 million of available-for-sale auction-rate securities, $21.1 million of auction-rate securities classified as trading and $5.0 million for a put option.

The Company's cash equivalents and short-term investments (other than its UBS auction-rate securities and put option) are valued using quoted prices and other relevant information generated by market transactions involving identical assets. The Company's auction-rate securities and put option are valued using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities, a discount to reflect the Company's inability to liquidate the securities and counterparty risk. The Company's derivative instruments are valued using quoted prices and market observable data of similar instruments.

7. Fair Value of Financial Instruments (Continued)

The following summarizes the activity in Level 3 financial instruments for the years ended January 2, 2010 and January 3, 2009 (in thousands):

	Auction Rate Securities	Put Option	Total
Balance at January 3, 2009	$46,859	$ 4,962	$51,821
Net purchases, sales, issuances and settlements	(4,574)	(301)	(4,875)
Unrealized gains (losses)	1,855	—	1,855
Net recognized gains (losses)	1,435	(1,568)	(133)
Balance at January 2, 2010	$45,575	$ 3,093	$48,668
Gain (loss) for period included in earnings attributable to the Level 3 financial instruments still held at January 2, 2010 related to:			
Trading securities	$ 1,435	$ —	$ 1,435
Fair value of the put option	—	(1,568)	(1,568)
	$ 1,435	$(1,568)	$ (133)

	Auction Rate Securities	Put Option	Total
Balance at December 29, 2007	$ —	$ —	$ —
Net transfers into Level 3(1)	68,800	—	68,800
Net purchases, sales, issuances and settlements	(12,600)	2,689	(9,911)
Unrealized losses	(4,260)	—	(4,260)
Net recognized gains (losses)	(5,081)	2,273	(2,808)
Balance at January 3, 2009	$ 46,859	$ 4,962	$51,821
Gain (loss) for period included in earnings attributable to the Level 3 financial instruments still held at January 3, 2009 related to:			
Trading securities	$ (5,081)	$ —	$(5,081)
Fair value of the put option	—	4,962	4,962
	$ (5,081)	$ 4,962	$ (119)

(1) Early in fiscal 2008, quoted prices for the Company's long-term investments were no longer observable. As such, the Company changed its fair value measurement methodology from quoted prices in active markets to a cash flow model. Accordingly, these securities were reclassified from Level 1 to Level 3. In November 2008, the Company recorded a put option to sell a portion of its auction-rate securities, which resulted in a gain recorded in earnings. The gain was offset by the reclassification of unrealized losses on the associated securities to realized losses recorded in earnings. Both the gain from recording the put option at fair value and the loss due to the reclassification of unrealized losses were recorded in "other income (expense), net".

The Company's other financial instruments, including cash, accounts receivable and accounts payable, are recorded at amounts that approximate their fair values due to their short maturities.

8. Balance Sheet Details

Balance sheet details consist of the following (in thousands):

Inventories

	January 2, 2010	January 3, 2009
Work in progress	$24,642	$23,474
Finished goods	6,870	4,819
	$31,512	$28,293

Property and Equipment

	January 2, 2010	January 3, 2009
Equipment	$ 36,232	$ 34,838
Computers and purchased software	39,296	39,171
Furniture and fixtures	3,174	3,167
Leasehold improvements	19,029	15,703
	97,731	92,879
Accumulated depreciation	(69,946)	(62,383)
	$ 27,785	$ 30,496

Accrued Expenses

	January 2, 2010	January 3, 2009
Accrued compensation and benefits	$15,757	$11,489
Escrow withheld in acquisitions	—	4,425
Accrued price protection credits	2,957	4,360
Other	6,685	8,845
	$25,399	$29,119

Long-term Obligations and Other Liabilities

	January 2, 2010	January 3, 2009
Unrecognized tax benefits (including interest)	$12,025	$34,169
Other	12,378	14,620
	$24,403	$48,789

9. Risks and Uncertainties

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, investments, accounts receivable and derivatives. The Company places its cash equivalents and investments primarily in U.S. government agency bonds and discount notes, corporate bonds, municipal bonds, U.S. Treasury bills, commercial paper, international government bonds and auction-rate securities. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. The Company's customers that accounted for greater than 10% of accounts receivable consist of the following:

	January 2, 2010	January 3, 2009
Edom Technology	33%	28%
Avnet	14%	**
Flextronics	**	12%

** Less than 10% of accounts receivable

The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon the expected collectibility of such receivables. Losses have not been significant for any of the periods presented.

Suppliers

A significant portion of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. (TSMC) or its affiliates. The inability of TSMC to deliver wafers to the Company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Customers

The Company sells directly to end customers, distributors and contract manufacturers. Although the Company actually sells the products to, and is paid by, distributors and contract manufacturers, the Company refers to the end customer as its customer. None of the Company's contract manufacturers accounted for greater than 10% of revenue during fiscal 2009, 2008 or 2007. The Company's end customers and distributors that accounted for greater than 10% of revenue consists of the following:

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
End Customers			
Samsung	16%	**	**
Distributors			
Edom Technology	27%	31%	36%
Avnet	10%	**	10%

** Less than 10% of revenue

10. Acquisitions

Integration Associates

In July 2008, the Company completed its acquisition of Integration Associates, a privately held company that designed and developed silicon solutions for wireless, wireline and power system management applications. The Company acquired Integration Associates for approximately $87.1 million, including $80.6 million in cash and approximately 202,000 shares of the Company's common stock valued at $6.5 million on the closing date. Of such consideration, $9.0 million in cash was deposited in escrow as security for breaches of representations and warranties and certain other expressly enumerated matters.

The acquisition was recorded using the purchase method of accounting and accordingly, the results of Integration Associates' operations are included in the Company's consolidated results of operations beginning with the date of the acquisition. Pro forma financial information has not been presented since the effect of the acquisition was not material. The Company believes that the acquisition enables the Company to address new product vectors, accelerates its entry into certain markets and further scales the Company's engineering team. These factors contributed to a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill. The goodwill is not deductible for tax purposes. The purchase price was allocated as follows (in thousands):

	Amount	Weighted-Average Amortization Period (Years)
Intangible assets:		
Core and developed technology	$36,270	9.7
Customer relationships	1,080	10.0
In-process research and development	10,250	
	47,600	
Cash and cash equivalents	2,644	
Accounts receivable	4,879	
Inventories	5,925	
Other current assets	3,604	
Goodwill	32,013	
Other non-current assets	4,688	
Accounts payable	(2,833)	
Other current liabilities	(4,471)	
Deferred tax liabilities	(6,908)	
Total purchase price	$87,141	

10. Acquisitions (Continued)

In-process research and development (IPR&D) represents acquired technology that had not achieved technological feasibility as of the acquisition closing date and that had no alternative future use. These costs were expensed on the date of acquisition. The fair value of each project was determined using the income approach. The discount rate applicable to the cash flows was 20%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process. The IPR&D recorded in connection with the acquisition consisted of the following (in thousands):

Projects	Fair Value
Radio transmitters and transceivers	$ 7,740
Optoelectronic	2,020
Power	490
	$10,250

The radio transmitters and transceivers projects enable the delivery of data over proprietary, short range wireless links. The optoelectronic projects are used for infrared data communications and proximity sensing. The power projects enable AC-DC conversion in power supply systems.

SourceCore

In October 2007, the Company completed its acquisition of substantially all of the assets of SourceCore, a privately held mixed-signal design company for approximately $10.6 million, which includes direct acquisition costs. The acquisition was recorded using the purchase method of accounting and accordingly, the results of SourceCore's operations are included in the Company's consolidated results of operations from the date of the acquisition. Through the acquisition, the Company acquired RF designers as well as an applications and software team in close proximity to our customer base in China. These factors contributed to a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill. None of the goodwill is deductible for tax purposes. The purchase price was allocated as follows: goodwill—$7.6 million; intangible assets—$2.6 million; and net tangible assets—$0.4 million.

11. Goodwill and Other Intangible Assets

The gross carrying amount and accumulated amortization of goodwill and other intangible assets are as follows (in thousands):

	Weighted-Average Amortization Period (Years)	January 2, 2010		January 3, 2009	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Goodwill	Not amortized	$105,109	$ —	$105,515	$ —
Amortized intangible assets:					
Core & developed technology	9.3	$ 54,920	$(16,024)	$ 55,220	$(10,132)
Customer relationships	6.6	3,380	(1,188)	5,480	(2,389)
Patents	7.0	4,638	(3,921)	4,663	(3,281)
Internal use software	7.0	600	(519)	600	(433)
Total	9.0	$ 63,538	$(21,652)	$ 65,963	$(16,235)

11. Goodwill and Other Intangible Assets (Continued)

Amortization expense related to intangible assets for fiscal 2009, 2008 and 2007 was $7.8 million, $5.7 million, and $4.3 million, respectively. Fully amortized assets are written off against accumulated amortization. The estimated aggregate amortization expense for intangible assets for each of the five succeeding fiscal years is as follows (in thousands):

Fiscal Year	Amount
2010	$7,205
2011	6,888
2012	6,427
2013	5,042
2014	4,259

12. Stockholders' Equity

Common Stock

The Company issued 1.8 million shares of common stock during fiscal 2009. Approximately 189 thousand shares were withheld by the Company during fiscal 2009 to satisfy employee tax obligations for the vesting of certain stock grants made under the Company's stock incentive plans.

Share Repurchase Program

In October 2009, the Company's Board of Directors authorized a program to repurchase up to $150 million of the Company's common stock through 2010. The program allows for repurchases to be made in the open market or in private transactions, including structured or accelerated transactions, subject to applicable legal requirements and market conditions. The Company's most recent prior repurchase program, which was announced in October 2008 and authorized the repurchase of up to $100 million of the Company's common stock over a 12-month period, was completed in November 2009. The Company repurchased 0.6 million shares, 9.4 million shares and 4.4 million shares of its common stock for $20.2 million, $280.3 million and $163.2 million during fiscal 2009, 2008 and 2007, respectively.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of taxes, were as follows (in thousands):

	Unrealized Losses on Cash Flow Hedges	Net Unrealized Losses on Available-For-Sale Securities	Total
Balance at January 3, 2009	$(3,642)	$(2,406)	$(6,048)
Change associated with current period transactions, net of tax	(1,092)	969	(123)
Amount reclassified into earnings, net of tax	1,815	—	1,815
Balance at January 2, 2010	$(2,919)	$(1,437)	$(4,356)

13. Stock-Based Compensation

In fiscal 2009, the stockholders of the Company approved the 2009 Stock Incentive Plan (the "2009 Plan") and the 2009 Employee Stock Purchase Plan (the "2009 Purchase Plan"). The 2009 Plan is currently effective, and no further grants will be issued under the Company's 2000 Stock Incentive Plan (the "2000 Plan") as of the effective date of the 2009 Plan. The 2009 Purchase Plan will become effective upon the termination of the existing Employee Stock Purchase Plan (the "Purchase Plan"), on April 30, 2010.

The shares issuable under the 2000 Plan and Purchase Plan automatically increased on the first stock market trading day of each calendar year. The amount of shares reserved for the 2000 Plan increased by 2.2 million shares, and for the Purchase Plan increased by 220 thousand shares on January 2, 2009. The amount of shares reserved for the Purchase Plan increased by 230 thousand shares on the first stock market trading day of 2010. There is no provision for an automatic share reserve increase in either the 2009 Plan or the 2009 Purchase Plan.

2009 Stock Incentive Plan

In fiscal 2009, the Company's Board of Directors and stockholders approved the 2009 Plan, which has a term of 10 years from the shareholders' approval date. Under the 2009 Plan, the following may be granted: stock options, stock appreciation rights, performance shares, performance stock units, restricted stock units, performance-based awards and other awards (collectively, all such grants are referred to as "awards"). Awards of stock options and stock appreciation rights each deduct one share from the 2009 Plan shares available for issuance for each share granted, and full value awards (awards other than for which the participant is required to pay at least the fair market value of the underlying shares on the date of grant) deduct 1.55 shares from the 2009 Plan shares available for issuance for each share granted. Awards granted under the 2009 Plan generally contain vesting provisions ranging from three to four years. The exercise price of stock options granted under the 2009 Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant. To the extent awards granted under the 2009 Plan terminate, expire or lapse for any reason, or are settled in cash, shares subject to such awards will again be available for grant.

2000 Stock Incentive Plan

In fiscal 2000, the Company's Board of Directors and stockholders approved the 2000 Plan. The 2000 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company's common stock, (ii) the discretionary issuance of common stock directly (as granted under direct issuance shares in stock awards and restricted stock units (RSUs)), (iii) the granting of special below-market stock options to executive officers and other highly compensated employees of the Company for which the exercise price can be paid using payroll deductions and (iv) the automatic issuance of stock options to non-employee board members. The discretionary issuance of common stock, RSUs and stock options generally contain vesting provisions ranging from three to eight years. If permitted by the Company, stock options can be exercised immediately and, similar to the direct issuance shares, are subject to repurchase rights which generally lapse in accordance with the vesting schedule. The repurchase rights provide that upon certain defined events, the Company can repurchase unvested shares at the price paid per share. The term of each stock option is no more than ten years from the date of grant.

13. Stock-Based Compensation (Continued)

Stock Grants and Modifications

The Company granted to its employees zero, 0.3 million and 0.5 million stock options, and 0.8 million, 1.0 million and 1.0 million of stock awards and RSUs from the 2000 Plan during fiscal 2009, 2008 and 2007, respectively. The Company granted to its employees 0.2 million of stock awards and RSUs from the 2009 Plan during fiscal 2009. The Company recorded $5.5 million of stock compensation expense in "Income from discontinued operations, net of income taxes" during fiscal 2007 in connection with modifications of equity grants to employees who were hired by NXP in connection with the sale of the Aero product lines. As of the closing date of the sale, the Company accelerated the vesting of 0.5 million shares of options and awards, and extended the exercise period of 0.9 million shares of options through December 31, 2007. Further, the Company cancelled 0.3 million shares of unvested options and awards related to the terminated employees. There were no other significant modifications made to any stock grants during these periods.

2009 Employee Stock Purchase Plan

In fiscal 2009, the Company's Board of Directors and stockholders approved the 2009 Purchase Plan. The rights to purchase common stock granted under the 2009 Purchase Plan are intended to be treated as either (i) purchase rights granted under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Internal Revenue Code (*i.e.,* the 423(b) Plan), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the terms and conditions of Section 423(b) of the Internal Revenue Code (*i.e.*, the Non-423(b) Plan). The Company will retain the discretion to grant purchase rights under either the 423(b) Plan or the Non-423(b) Plan. Eligible employees may purchase a limited number of shares of the Company's common stock at no less than 85% of the fair market value of a share of common stock at prescribed purchase intervals during an offering period. Each offering period will be comprised of a series of one or more successive and/or overlapping purchase intervals and has a maximum term of 24 months.

Employee Stock Purchase Plan

The Purchase Plan was adopted by the Company's Board of Directors in fiscal 2000. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value during a series of offering periods. Each offering period is divided into semi-annual purchase intervals and has a maximum term of 24 months. During fiscal 2009, 2008 and 2007, the Company issued a total of 148,000, 120,000 and 116,000 shares under the Purchase Plan to its employees. The weighted-average fair value for purchase rights granted under the Purchase Plan for fiscal 2009 was $10.49 per share.

Accounting for Stock Compensation

Stock-based compensation costs are generally based on the fair values on the date of grant for stock options and on the date of enrollment for the employee stock purchase plans, estimated by using the Black-Scholes option-pricing model. The fair values of stock awards and RSUs generally equal their intrinsic value on the date of grant.

13. Stock-Based Compensation (Continued)

The Black-Scholes valuation calculation requires us to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Expected stock price volatility is based upon a combination of both historical volatility and implied volatility derived from traded options on the Company's stock in the marketplace. Expected term is derived from an analysis of historical exercises and remaining contractual life of options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never paid cash dividends and does not currently intend to pay cash dividends, thus it has assumed a 0% dividend yield.

The Company must estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The fair values of stock options and RSUs are amortized as compensation expense on a straight-line basis over the vesting period of the grants. The fair values of stock awards are fully expensed in the period of grant, when shares are immediately issued with no vesting restrictions. Compensation expense from continuing operations recognized is shown in the operating activities section of the Consolidated Statements of Cash Flows.

The fair values estimated from the Black-Scholes option-pricing model were calculated using the following assumptions:

	Year Ended		
	January 2, 2010	**January 3, 2009**	**December 29, 2007**
2000 Stock Incentive Plan:			
Expected volatility	—	44%	48%
Risk-free interest rate %	—	2.6%	4.6%
Expected term (in years)	—	5.0	4.9
Dividend yield	—	—	—
Employee Stock Purchase Plan:			
Expected volatility	44%	41%	37%
Risk-free interest rate %	0.3%	1.3%	4.8%
Expected term (in months)	8	12	14
Dividend yield	—	—	—

There were no stock options granted during fiscal 2009.

13. Stock-Based Compensation (Continued)

A summary of the Company's stock compensation activity with respect to fiscal 2009 follows:

Stock Options	Shares (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value ($000s)
Outstanding at January 3, 2009	5,254	$32.84		
Granted	—	—		
Exercised	(1,048)	27.50		
Cancelled or expired	(160)	41.86		
Outstanding at January 2, 2010	4,046	$33.86	4.6	$60,976
Vested at January 2, 2010 and expected to vest	4,030	$33.86	4.6	$60,742
Exercisable at January 2, 2010	3,502	$33.94	4.2	$52,811

Stock Awards and RSUs	Shares (000s)	Weighted-Average Purchase Price	Weighted-Average Remaining Vesting Term (In Years)	Aggregate Intrinsic Value ($000s)
Outstanding at January 3, 2009	2,023	$0.00		
Granted	951	0.00		
Issued	(662)	0.00		
Cancelled or expired	(80)	0.00		
Outstanding at January 2, 2010	2,232	$0.00	1.3	$107,999
Outstanding at January 2, 2010 and expected to vest	2,059	$0.00	1.3	$ 99,593
Exercisable at January 2, 2010	—	$ —	—	$ —

The following summarizes the Company's weighted average fair value at the date of grant (including activity related to discontinued operations):

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Per grant of stock options	$ —	$12.92	$16.18
Per grant of stock award or RSUs	$27.45	$31.77	$34.28

13. Stock-Based Compensation (Continued)

The following summarizes the Company's stock-based payment and stock option values (in thousands):

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Intrinsic value of stock options exercised	$14,549	$ 5,454	$23,684
Intrinsic value of stock awards issued and RSUs that vested	$23,983	$19,469	$22,661
Grant date fair value of stock awards and RSUs that vested	$22,764	$22,420	$22,416

The Company had approximately $51.3 million of total unrecognized compensation costs related to stock options, stock and RSUs at January 2, 2010 that are expected to be recognized over a weighted-average period of 1.7 years. There were no significant stock compensation costs capitalized into assets in any of the periods presented.

The Company received cash of $25.2 million for the issuance of common stock, net of shares withheld for taxes during fiscal 2009. The Company issues shares from the shares reserved under its stock plans upon the exercise of stock options, issuance of stock awards, and vesting of RSUs. The Company does not currently expect to repurchase shares from any source to satisfy such obligation under the Plan.

The following are the stock-based compensation costs recognized in the Company's Consolidated Statements of Income (in thousands):

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Cost of revenues	$ 1,457	$ 1,437	$ 1,539
Research and development	13,866	14,906	16,385
Selling, general and administrative	28,651	24,326	22,054
	43,974	40,669	39,978
Provision for income taxes	6,221	5,647	6,755
	$37,753	$35,022	$33,223

13. Stock-Based Compensation (Continued)

As of January 2, 2010, the Company had reserved shares of common stock for future issuance as follows (in thousands):

2000 Stock Incentive Plan	6,132
2009 Stock Incentive Plan	6,731
Employee Stock Purchase Plan(1)	1,795
2009 Employee Stock Purchase Plan	1,250
Total shares reserved	15,908

(1) Shares reserved for the Employee Stock Purchase Plan will be cancelled upon the effective date of the 2009 Employee Stock Purchase Plan on April 30, 2010.

14. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for its qualified U.S. employees. Participants may contribute a percentage of their compensation on a pre-tax basis, subject to a maximum annual contribution imposed by the Internal Revenue Code. The Company may make discretionary matching contributions as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company contributed $2.2 million, $2.2 million and $1.8 million to the 401(k) Plan during fiscal 2009, 2008 and 2007, respectively.

15. Commitments and Contingencies

Operating Leases

The Company leases its facilities under operating lease agreements that expire at various dates through 2019. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance and maintenance costs.

Rent expense under operating leases was $5.1 million, $3.8 million and $4.6 million for fiscal 2009, 2008 and 2007, respectively.

The minimum annual future rentals under the terms of these leases as of January 2, 2010 are as follows (in thousands):

Fiscal Year	
2010	$ 7,642
2011	6,636
2012	6,474
2013	2,550
2014	1,307
Thereafter	5,671
Total minimum lease payments	30,280
Minimum sublease rental income	(8,466)
Total net minimum lease payments	$21,814

15. Commitments and Contingencies (Continued)

Headquarters Leases

In March 2006, the Company entered into an operating lease agreement and a related participation agreement for a facility at 400 W. Cesar Chavez ("400 WCC") in Austin, Texas for its corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR (which would be approximately $1.9 million over the remaining term assuming LIBOR averages 0.25% during such term).

In March 2008, the Company entered into an operating lease agreement and a related participation agreement for a facility at 200 W. Cesar Chavez ("200 WCC") in Austin, Texas for the expansion of its corporate headquarters. The lease has a term of five years. The base rent for the term of the lease is an amount equal to the interest accruing on $50.1 million at 155 basis points over the three-month LIBOR (which would be approximately $2.9 million over the remaining term assuming LIBOR averages 0.25% during such term).

The Company has granted certain rights and remedies to the lessors in the event of certain defaults, including the right to terminate the leases, to bring suit to collect damages, and to compel the Company to purchase the facilities. The leases contain other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions, including covenants that the Company shall maintain unencumbered cash and highly-rated short-term investments of at least $75 million. If the Company's unencumbered cash and highly-rated short-term investments are less than $150 million, it must also maintain a ratio of funded debt to earnings before interest expense, income taxes, depreciation, amortization, lease expense and other non-cash charges (EBITDAR) over the four prior fiscal quarters of no greater than 2 to 1. As of January 2, 2010, the Company believes it was in compliance with all covenants of the leases.

During the terms of the leases, the Company has on-going options to purchase the buildings for purchase prices of approximately $44.3 million for 400 WCC and $50.1 million for 200 WCC. Alternatively, the Company can cause each such property to be sold to third parties provided it is not in default under that property's lease. The Company is contingently liable on a first dollar loss basis for up to $35.3 million to the extent that the 400 WCC sale proceeds are less than the $44.3 million purchase option and up to $40.0 million to the extent that the 200 WCC sale proceeds are less than the $50.1 million purchase option.

The Company determined that the fair value associated with the guaranteed residual values was $1.0 million for 400 WCC and $1.2 million for 200 WCC, as of the inception of the leases. These amounts were recorded in "Other assets, net" and "Long-term obligations and other liabilities" in the Consolidated Balance Sheets and are being amortized over the term of the leases.

The Company is required to periodically evaluate the expected fair value of each facility at the end of the lease terms. If the Company determines that it is estimable and probable that the expected fair values will be less than $44.3 million for 400 WCC and $50.1 million for 200 WCC, it will ratably accrue the loss up to a maximum of approximately $35.3 million and $40.0 million, respectively, over the remaining lease terms as additional rent expense. As of January 2, 2010, the Company does not believe that a loss contingency accrual is required for either property. However, a prolonged economic downturn could increase the likelihood of such a loss accrual.

15. Commitments and Contingencies (Continued)

Interest Rate Swap Agreements

In connection with its headquarters leases, during fiscal 2008 the Company entered into interest rate swap agreements as a hedge against the variable rent under the leases. Under the terms of the swap agreements, the Company has effectively converted the variable rents to fixed rents through March 2011 for 400 WCC and March 2013 for 200 WCC. See Note 6, *Derivative Financial Instruments*, for additional information.

Litigation

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against the Company, four officers individually and the three investment banking firms who served as representatives of the underwriters in connection with the Company's initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for the Company's initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The Complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice the four officers of the Company who had been named individually. On December 5, 2006, the Second Circuit vacated a decision by the District Court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include the Company. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the District Court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in the case against the Company, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including the Company. On October 5, 2009, the Court granted final approval of the settlement. Six notices of appeal have been filed. Judgment was entered on January 13, 2010. The time to file additional notices of appeal is set to expire on February 12, 2010. A group of three objectors, who filed a notice of appeal, also filed a petition to the Second Circuit seeking permission to appeal the District Court's final approval of the settlement on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court's order certifying classes in the focus cases.

As the litigation process is inherently uncertain, the Company is unable to predict the outcome of the above described matter if the settlement does not survive the appeal. While the Company does maintain liability insurance, it could incur losses that are not covered by its liability insurance or that exceed the limits of its liability insurance. Such losses could have a material impact on the Company's business and its results of operations or financial position.

15. Commitments and Contingencies (Continued)

Other

The Company is involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, the Company does not expect them to have a material adverse effect on its consolidated financial position or results of operations.

Discontinued Operations Indemnification

In connection with the sale of the Aero product lines, the Company agreed to indemnify NXP with respect to liabilities for certain tax matters. There is no contractual limit on exposure with respect to such matters. As of January 2, 2010, the Company had no material liabilities recorded with respect to this indemnification obligation.

16. Income Taxes

Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Current:			
Domestic	$(11,560)	$14,557	$5,182
International	5,538	3,808	1,809
Total Current	(6,022)	18,365	6,991
Deferred:			
Domestic	2,234	2,261	(177)
International	(338)	(445)	24
Total Deferred	1,896	1,816	(153)
	$ (4,126)	$20,181	$6,838

16. Income Taxes (Continued)

The Company's provision (benefit) for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following:

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
Federal statutory rate	35.0%	35.0%	35.0%
Stock compensation	0.3	3.0	4.9
Foreign tax rate benefit	(16.7)	(14.4)	(2.4)
Tax-exempt interest income	(0.6)	(3.0)	(11.6)
Research and development tax credits	(3.1)	(2.1)	(3.4)
In-process research and development	—	6.8	—
Release of prior year unrecognized tax benefits	(23.4)	(12.5)	(8.7)
Intercompany technology license	—	22.1	—
Other	2.5	3.1	0.9
	(6.0)%	38.0%	14.7%

The effective tax rate for fiscal 2009 decreased from fiscal 2008, primarily due to the resolution of uncertain tax positions as a result of the Company entering into a unilateral Advance Pricing Agreement with the U.S. Internal Revenue Service during the fourth quarter of fiscal 2009. In addition, the effective tax rate for fiscal 2009 decreased from fiscal 2008 due to the intercompany license of certain technology and the non-deductible write-off of in-process research and development costs during fiscal 2008, both of which were related to the acquisition of Integration Associates. The increase in the effective rate for fiscal 2008 from fiscal 2007 was primarily attributable to a tax charge related to the intercompany license of certain technology obtained in the acquisition of Integration Associates, the non-deductible write-off of in-process research and development costs and lower tax-exempt interest income in fiscal 2008.

Income before income taxes included approximately $39.5 million, $22.6 million and $28.7 million related to foreign operations in fiscal 2009, 2008 and 2007, respectively.

At the end of fiscal 2009, undistributed earnings of the Company's foreign subsidiaries of approximately $237.9 million are considered permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes has been made. Determination of the amount of the unrecognized deferred tax liability on these unremitted earnings is not practicable.

16. Income Taxes (Continued)

Significant components of the Company's deferred taxes as of January 2, 2010 and January 3, 2009 are as follows (in thousands):

	January 2, 2010	January 3, 2009
Deferred tax assets:		
Net operating loss carryforwards	$ 2,246	$ 5,945
Research and development tax credit carryforwards	3,926	4,211
Stock compensation	9,853	8,594
Depreciable assets	33,407	35,899
Reserves and allowances	335	560
Unrealized losses on available-for-sale securities	774	1,297
Unrealized losses on cash flow hedges	1,572	1,961
Deferred income on shipments to distributors	1,778	2,043
Accrued liabilities and other	4,629	3,880
	58,520	64,390
Less: Valuation allowance	—	—
	58,520	64,390
Deferred tax liabilities:		
Acquired intangibles	13,882	16,174
Long term obligations for tax purposes	33,023	33,023
Prepaid expenses and other	857	751
	47,762	49,948
Net deferred tax assets	$10,758	$14,442

As of January 2, 2010, the Company had federal net operating loss and research and development credit carryforwards of approximately $3.6 million and $0.9 million, respectively, as a result of the Cygnal Integrated Products and Integration Associates acquisitions. These carryforwards expire in fiscal years 2019 through 2028. Recognition of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used.

The Company also had state loss and research and development credit carryforwards of approximately $25.9 million and $5.0 million, respectively. A portion of these loss and credit carryforwards was generated by the Company and a portion was acquired through the Integration Associates acquisition. Certain of these carryforwards expire in fiscal years 2024 through 2028 and others do not expire. Recognition of some of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Related to the acquisition of Integration Associates in July 2008, the Company has recorded net deferred tax liabilities of approximately $5.1 million due to differences between book and tax bases of acquired assets and assumed liabilities.

16. Income Taxes (Continued)

The Company's operations in Singapore are subject to reduced tax rates through 2019, as long as certain conditions are met. The income tax benefit reflected in earnings was approximately $6.3 million (representing $0.13 per diluted share) in fiscal 2009 and $5.9 million (representing $0.12 per diluted share) in fiscal 2008.

The Company adopted FASB ASC 740, formerly FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes,* at the beginning of fiscal 2007. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance at January 3, 2009	$ 32,695
Additions based on tax positions related to prior years	4,127
Reductions for tax positions related to prior years	(14,954)
Reductions for tax positions as a result of a lapse of the applicable statute of limitations	(1,197)
Reductions for settlements with taxing authorities	(8,511)
Balance at January 2, 2010	$ 12,160

At January 2, 2010, the Company had gross unrecognized tax benefits of $12.2 million, $11.9 million of which would affect the effective tax rate if recognized. During fiscal 2009, the Company recorded gross decreases of $1.2 million to its unrecognized tax benefits related to the closure of an open tax year. During the fourth quarter of fiscal 2009, the Company entered into a unilateral Advance Pricing Agreement with the U.S. Internal Revenue Service which resolves certain intercompany transfer pricing matters beginning in fiscal 2005. As a result of the agreement, the Company recorded gross decreases of $15.0 million to its unrecognized tax benefits related to prior years and recorded gross decreases of $8.5 million related to settlements with taxing authorities, which it recorded as additional taxes payable of the same amount. In addition, the Company recorded gross increases of $4.1 million to its unrecognized tax benefits related to prior years, primarily due to uncertainty related to the deductibility of certain items.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. During fiscal 2009, 2008 and 2007, the Company recognized $0.8 million, $0.9 million and $1.0 million of interest, respectively, net of tax, in the provision for income taxes. In addition, the Company had decreases of interest, net of tax, of $1.8 million related to resolution of certain intercompany transfer pricing matters and the closure of an open tax year in fiscal 2009, of $1.2 million related to the closure of an open tax year in fiscal 2008 and of $1.1 million related to the closure of an income tax audit and the closure of open tax years in fiscal 2007. The Company had accrued $0.1 million and $1.7 million for the payment of interest related to unrecognized tax positions at the end of fiscal 2009 and 2008, respectively.

The tax years 2004 through 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company's 2005 through 2008 federal income tax returns are under examination by the U.S. Internal Revenue Service. Although the outcome of tax audits is always uncertain, the Company believes that the results of the examination will not materially affect its financial position or results of operations.

17. Segment Information

The Company has one operating segment, mixed-signal analog intensive ICs, consisting of numerous product areas. The Company's chief operating decision maker is considered to be its Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Revenue is attributed to a geographic area based on the end customer's shipped-to location. The following summarizes the Company's revenue by geographic area (in thousands):

	Year Ended		
	January 2, 2010	January 3, 2009	December 29, 2007
United States	$ 54,065	$ 51,829	$ 43,743
China	105,509	94,779	79,261
South Korea	91,974	56,364	36,571
Taiwan	68,320	79,351	83,176
Rest of world	121,152	133,307	94,710
Total	$441,020	$415,630	$337,461

The following summarizes the Company's property and equipment, net by geographic area (in thousands):

	January 2, 2010	January 3, 2009
United States	$22,528	$24,895
Singapore	3,739	3,453
Rest of world	1,518	2,148
Total	$27,785	$30,496

18. Headquarter Relocation Costs

In fiscal 2006, the Company relocated most of its Austin, Texas employees to a new corporate headquarters. In fiscal 2007, the Company relocated the remainder of its Austin employees to its headquarters. The Company recorded $3.8 million for the expected costs related to vacating certain leased facilities in the "selling, general and administrative" line of the Consolidated Statements of Income. The following table summarizes the accrued relocation costs activity (in thousands):

Fiscal Year	Balance at Beginning of Year	Additions Charged to Expenses	Deductions(1)	Balance at End of Year
2009	$ 986	$ —	$ 916	$ 70
2008	2,618	—	1,632	986
2007	2,261	704	347	2,618

(1) Deductions represent lease and brokerage commission payments.

19. Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date as potential subsequent events. This evaluation was performed through February 10, 2010, the date on which the Company's financial statements were issued.

Supplementary Financial Information (Unaudited)

Quarterly financial information for fiscal 2009 and 2008 is as follows. The first quarter of fiscal 2008 had 14 weeks. All other quarterly periods reported here had 13 weeks (in thousands, except per share amounts):

	Fiscal 2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$127,190	$125,913	$104,216	$83,701
Gross margin	83,260	81,035	64,781	50,678
Operating income	26,078	26,539	12,726	1,167
Net income	$ 40,251(2)	$ 22,439	$ 9,730	$ 671
Earnings per share:				
Basic	$ 0.88	$ 0.50	$ 0.22	$ 0.02
Diluted	$ 0.84	$ 0.47	$ 0.21	$ 0.01

	Fiscal 2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$ 99,348	$113,483	$104,620	$98,179
Gross margin	60,096	69,309	66,033	60,347
Operating income	7,088	7,334(1)	18,169	11,065
Net income	$ 6,324	$ 1,154(1)	$ 14,643	$10,814
Earnings per share:				
Basic	$ 0.14	$ 0.02	$ 0.30	$ 0.21
Diluted	$ 0.14	$ 0.02	$ 0.29	$ 0.21

(1) Includes a charge for in-process research and development costs in connection with our acquisition of Integration Associates.

(2) Includes a benefit related to the resolution of prior year uncertain tax benefits.

Supplementary Financial Information to the Annual Report

Appendix I. Reconciliation of GAAP to Non-GAAP Financial Measures



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Appendix I: Supplemental Financial Information (Unaudited)

The non-GAAP financial measurements provided below do not replace the presentation of Silicon Laboratories' GAAP financial results. These measurements merely provide supplemental information to assist investors in analyzing Silicon Laboratories' financial position and results of operations; however, these measures are not in accordance with, or an alternative to, GAAP and may be different from non-GAAP measures used by other companies. We are providing this information because it may enable investors to perform meaningful comparisons of operating results, and more clearly highlight the results of core ongoing operations.

Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)

	Three Months Ended January 2, 2010				
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$127,190				
Gross margin	83,260	65.5%	$ 315	$83,575	65.7%
Operating income	26,078	20.5%	11,798	37,876	29.8%

	Three Months Ended October 3, 2009				
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$125,913				
Gross margin	81,035	64.4%	$ 375	$81,410	64.7%
Operating income	26,539	21.1%	11,177	37,716	30.0%

	Three Months Ended July 4, 2009				
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$104,216				
Gross margin	64,781	62.2%	$ 372	$65,153	62.5%
Operating income	12,726	12.3%	10,851	23,577	22.6%

	Three Months Ended April 4, 2009					
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Termination Costs and Impairments	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$83,701					
Gross margin	50,678	60.5%	$ 395	$ 10	$51,083	61.0%
Operating income	1,167	1.4%	10,149	821	12,137	14.5%

Unaudited Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)
(Continued)

Non-GAAP Diluted Earnings Per Share	Three Months Ended January 2, 2010 GAAP Measure	Stock Compensation Expense	Non-GAAP Measure
Net Income	$40,251	$10,234	$50,485
Diluted shares outstanding	47,786	—	47,786
Diluted earnings per share	$ 0.84		$ 1.06

Non-GAAP Diluted Earnings Per Share	Three Months Ended October 3, 2009 GAAP Measure	Stock Compensation Expense	Non-GAAP Measure
Net Income	$22,439	$9,484	$31,923
Diluted shares outstanding	47,322	—	47,322
Diluted earnings per share	$ 0.47		$ 0.67

Non-GAAP Diluted Earnings Per Share	Three Months Ended July 4, 2009 GAAP Measure	Stock Compensation Expense	Non-GAAP Measure
Net Income	$ 9,730	$9,394	$19,124
Diluted shares outstanding	45,975	—	45,975
Diluted earnings per share	$ 0.21		$ 0.42

Non-GAAP Diluted Earnings Per Share	Three Months Ended April 4, 2009 GAAP Measure	Stock Compensation Expense	Termination Costs and Impairments	Non-GAAP Measure
Net Income	$ 671	$8,641	$732	$10,044
Diluted shares outstanding	45,083	—	—	45,083
Diluted earnings per share	$ 0.01			$ 0.22


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2009 DIRECTORS

NAV S. SOOCH
Chairman, Silicon Laboratories

NECIP SAYINER, PHD
President and Chief Executive Officer, Silicon Laboratories

DAVID R. WELLAND
Vice President and Fellow, Silicon Laboratories

HARVEY B. CASH
InterWest Partners, General Partner

NELSON C. CHAN

ROBERT TED ENLOE, III
Balquita Partners, Ltd., Managing General Partner

KRISTEN M. ONKEN

LAURENCE G. WALKER, PHD

WILLIAM P. WOOD
Silverton Partners, General Partner

CURRENT EXECUTIVE OFFICERS

NECIP SAYINER, PHD
President and Chief Executive Officer

WILLIAM G. BOCK
Senior Vice President and Chief Financial Officer

JONATHAN IVESTER
Senior Vice President of Worldwide Operations

KURT HOFF
Vice President of Worldwide Sales

PAUL V. WALSH JR.
Vice President and Chief Accounting Officer

CORPORATE INFORMATION

Stock listing: Common stock traded on NASDAQ®

SYMBOL:
SLAB

OPTIONS
The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

LEGAL COUNSEL
DLA Piper US LLP
401 Congress Avenue, Suite 2500
Austin, TX 78701

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
401 Congress, Suite 1800
Austin, TX 78701

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800-937-5449

STOCK DATA
As of January 31, 2010, there were 137 holders of record of the Company's Common Stock.

The following tables set forth for the periods indicated, the record of high and low per share prices of the Company's Common Stock as reported by the NASDAQ.

	HIGH	LOW
Q1 2009	$28.13	$20.40
Q2 2009	$39.29	$26.19
Q3 2009	$49.08	$34.59
Q4 2009	$49.06	$40.56

ANNUAL MEETING
The Silicon Laboratories Inc. annual meeting will be held on Thursday, April 22, 2010 at 9:30am Central Time at the Lady Bird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, TX 78739.

INVESTOR RELATIONS
For more information about Silicon Laboratories, please visit our website at www.silabs.com, or contact:

Investor Relations
Silicon Laboratories Inc.
400 W. Cesar Chavez
Austin, TX 78701
512-464-9254
investor.relations@silabs.com

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SILICON LABORATORIES INC. | 400 W. CESAR CHAVEZ | AUSTIN, TX 78701 | 512-416-8500 | SILABS.COM